Exhibit 99.1

Lima, Peru, May 03rd, 2018 – Credicorp (NYSE: BAP) announced its unaudited results for the first quarter of 2018. These results are consolidated according to IFRS in Soles.

First Quarter Results 2018

In 1Q18, Credicorp reported net income of S/ 1,037.8 million, which translated into a ROAE and ROAA of 19.3% and 2.4%, respectively. This level of net income was -2.4% below that reported in 4Q17, and 16.7% above the figure registered in 1Q17.

The results in 1Q18 reveal:

•A slight recovery in average-daily loan balances that expanded 2.8% QoQ and 7% YoY, primarily due to growth in Wholesale Banking, Consumer, Mibanco and Mortgage segments. These growth rates are still low but reflect a gradual recovery in loan growth considering the evolution posted throughout 2017.

•Net interest income (NII) contracted -0.8% QoQ. This was mainly related to the fact that loan growth in average daily balances was mainly driven by growth in segments with low margins. QoQ interest income contracted, which was partly attenuated by a contraction in interest expenses. In the YoY analysis, NII grew 1.8% due to an increase of 2.3% in interest income on loans, which offset the expansion of 2.7% in interest expenses. In this context, NIM contracted -11 bps QoQ and -28 bps YoY.

•Cost of risk (CofR) posted a 28 bps QoQ and 84 bps YoY reduction in 1Q18 to situate at 1.48%. This reduction was due to the improvement in the risk-quality achieved in SMEs, Mibanco and Consumer financing business segments in the last three years. The improvement in the risk quality of the loan portfolio was captured by IFRS9 methodology to calculate provisions for loan losses starting on 1Q18. Furthermore, the sale of non-performing loans under judiciary process allowed us to reduce IOLs and NPLs ratios, while increased the coverage ratios.

• The improvement in the cost of risk led risk-adjusted NIM to increase +8 bps QoQ and +23 bps YoY.

• Non-financial income contracted -14.3% QoQ due to seasonality effect that characterized each 1Q and the impact of non-recurring income in 4Q1. It is important to note that in 4Q17, fee income and net gains on foreign exchange transactions reported the highest quarterly levels of the 2017, posting a recovery after quarters of relatively negative results. The YoY analysis reveals an improvement in Fee income.

• The insurance underwriting result fell -4.5% QoQ and -5.2% YoY due to an increase in net claims and acquisition cost, mainly attributable to P&C business. The latter was attenuated by the increase QoQ and YoY in net earned premiums of Life Insurance business.

•The efficiency ratio decreased 250 bps QoQ due to a reduction in operating expenses, in line with the seasonality effect that is present every 1Q. The YoY analysis reveals an increase of 100 bps, which reflects a scenario in which operating income expanded at a lower rate than that at which operating expenses did. This was primarily attributable to YoY growth in Employees’ Salaries and Benefits, which was in line with an increase in the number of employees.

Table of Contents

Credicorp (NYSE: BAP): First Quarter Results 2018		3
Financial Overview		3
1.	Interest-earning assets (IEA)	5
1.1 Evolution of IEA		5
1.2 Credicorp Loans		6
1.2.1 Loan evolution by business segment		6
1.2.2 Evolution of the level of dollarization by segment		8
1.2.3 Evolution of the level of dollarization by segment		8
1.2.4 BCRP de-dollarization plan at BCP Stand-alone		9
1.2.5 Market share in loans		10
2.	Funding Sources	11
2.1 Funding Structure		11
2.2 Deposits		12
2.2.1 Deposits: dollarization level		13
2.2.2 Market share in Deposits		14
2.3 Other funding sources		14
2.4 Loan / Deposit (L/D)		15
2.5 Funding Cost		16
3.	Portfolio quality and Provisions for loan losses	18
3.1 Provisions for loan losses		18
3.2 Portfolio Quality		19
3.2.1 Delinquency indicators by business line		20
4.	Net Interest Income (NII)	24
4.1 Interest Income		24
4.2 Interest Expenses		24
4.3 Net Interest Margin (NIM) and Risk-Adjusted NIM		25
5.	Non-Financial Income	27
5.1 Fee Income		28
5.1.1 By subsidiary		28
5.1.2 Banking Business		29
6.	Insurance Underwriting Result	30
6.1 Net earned premiums		30
6.2 Net claims		31
6.3 Acquisition cost		31
7.	Operating Expenses and Efficiency	33
8.	Regulatory Capital	37
8.1 Regulatory Capital – BAP		37
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP		38
9.	Banking business’s Distribution channels	40
10.	Economic Perspectives	43
11.	Appendix	48
11.1 Credicorp		48
11.2 BCP Consolidated		50
11.3 Mibanco		53
11.4 BCP Bolivia		54
11.5 Credicorp Capital		55
11.6 Atlantic Security Bank		56
11.7 Grupo Pacifico		58
11.8 Prima AFP		60
11.9 Table of calculations		61
11.10 Disclosure about the impact of IFRS 9		62

Credicorp (NYSE: BAP): First Quarter Results 2018

Financial Overview

Credicorp Ltd.	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Net interest income *	2,013,087	2,065,974	2,048,702	-0.8%	1.8%
Provision for loan losses, net of recoveries	(536,494)	(441,250)	(371,024)	-15.9%	-30.8%
Net interest income after provisions	1,476,593	1,624,724	1,677,678	3.3%	13.6%
Non-financial income *	1,043,533	1,278,590	1,096,201	-14.3%	5.0%
Insurance services underwriting result	122,279	121,342	115,909	-4.5%	-5.2%
Operating expenses	(1,407,111)	(1,566,239)	(1,439,744)	-8.1%	2.3%
Operating income	1,235,294	1,458,417	1,450,044	-0.6%	17.4%
Income taxes	(325,668)	(371,284)	(385,392)	3.8%	18.3%
Net income	909,626	1,087,133	1,064,652	-2.1%	17.0%
Non-controlling interest	20,051	23,475	26,844	14.4%	33.9%
Net income attributed to Credicorp	889,575	1,063,658	1,037,808	-2.4%	16.7%
Net income / share (S/)	11.15	13.34	13.01	-2.4%	16.7%
Total loans	92,414,588	100,477,774	100,570,511	0.1%	8.8%
Deposits and obligations	89,880,882	97,170,411	98,193,105	1.1%	9.2%
Net equity	19,699,940	21,756,568	21,312,210	-2.0%	8.2%
Profitability
Net interest margin *	5.45%	5.28%	5.17%	-11 bps	-28 bps
Risk adjusted Net interest margin *	4.00%	4.15%	4.23%	8 bps	23 bps
Funding cost * (1)	2.38%	2.40%	2.31%	-9 bps	-7 bps
ROAE	18.1%	19.5%	19.3%	-20 bps	120 bps
ROAA	2.3%	2.5%	2.4%	-10 bps	10 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.24%	2.26%	2.19%	-7 bps	-5 bps
Internal overdue ratio (2)	2.99%	3.00%	2.98%	-2 bps	-1 bps
NPL ratio (3)	3.94%	3.92%	3.88%	-4 bps	-6 bps
Cost of risk (4)	2.32%	1.76%	1.48%	-28 bps	-84 bps
Coverage of internal overdue loans	151.9%	149.1%	160.4%	1130 bps	850 bps
Coverage of NPLs	115.5%	114.4%	123.0%	860 bps	750 bps
Operating efficiency
Efficiency ratio * (5)	41.8%	45.3%	42.8%	-250 bps	100 bps
Operating expenses / Total average assets	3.60%	3.80%	3.50%	-30 bps	-10 bps
Insurance ratios
Combined ratio of P&C (6)(7)	96.5%	98.9%	105.1%	620 bps	860 bps
Loss ratio (7)	59.9%	58.6%	57.6%	-100 bps	-230 bps
Underwriting result / net earned premiums (7)	10.5%	9.6%	8.5%	-110 bps	-200 bps
Capital adequacy - BCP Stand-alone (8)
BIS ratio (9)	16.73%	15.05%	15.91%	86 bps	-82 bps
Tier 1 Ratio (10)	11.76%	10.84%	11.75%	91 bps	-1 bps
Common equity tier 1 ratio (11)	10.92%	11.83%	11.22%	-61 bps	30 bps
Employees	33,230	33,636	33,445	-0.6%	0.6%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%
Treasury Shares (12)	14,621	14,621	14,621	0.0%	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange.

(1) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(2) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans.

(3) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned].

(6) Combined ratio= (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(7) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(8) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(12) These shares are held by Atlantic Security Holding Corporation (ASHC).

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Credicorp and subsidiaries

Earnings contribution *	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Banco de Crédito BCP (1)	692,162	733,244	860,241	17.3%	24.3%
Mibanco (2)	65,241	116,851	123,621	5.8%	89.5%
BCB	19,594	18,755	18,480	-1.5%	-5.7%
Grupo Pacífico (3)	80,191	80,584	77,295	-4.1%	-3.6%
Prima AFP	41,711	30,424	35,257	15.9%	-15.5%
Credicorp Capital	14,513	14,142	21,074	49.0%	45.2%
Atlantic Security Bank	40,320	48,904	30,699	-37.2%	-23.9%
Others (4)	1,084	137,605	(5,238)	-103.8%	N/A
Net income Credicorp	889,575	1,063,658	1,037,808	-2.4%	16.7%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.36% of Mibanco (directly and indirectly).

(3) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter
ROAE	1Q17	4Q17	1Q18
Banco de Credito BCP (1)	20.7%	19.6%	23.1%
Mibanco (2)	17.9%	28.8%	29.4%
BCB	13.0%	11.9%	11.8%
Grupo Pacífico (3)	14.8%	11.7%	11.3%
Prima	30.6%	20.3%	24.3%
Credicorp Capital	7.3%	7.1%	11.1%
Atlantic Security Bank	20.0%	22.6%	15.4%
Credicorp	18.1%	19.5%	19.3%

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 16.3% in 1Q17, 26.5% in 4Q17 and 27.1% in 1Q18.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 17.4% in 1Q17, 15.5% in 4Q17 and 15.1% in 1Q18.

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1.	Interest-earning assets (IEA)

At the end of March 2018, IEAs reported a slight contraction QoQ after posting relatively significant growth in 4Q17 due to an increase in year-end loan balances. Nevertheless, the YoY evolution, which eliminates the effect of seasonality of loans, reveals an improvement that was mainly attributable to loan growth, and to a lesser extent, to the evolution of total investments. In terms of loans, our most profitable asset, the slight recovery posted by average daily balances, which expanded 2.8% QoQ and 7% YoY, was primarily due to growth in the Wholesale Banking, Consumer, Mibanco and Mortgage segments.

Interest earning assets	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
BCRP and other banks	24,829,640	25,103,566	22,290,932	-11.2%	-10.2%
Interbank funds	270,032	207,559	72,611	-65.0%	-73.1%
Total Investments	31,315,828	33,415,912	35,062,878	4.9%	12.0%
Total loans (1)	92,414,588	100,477,774	100,570,511	0.1%	8.8%
Total interest earning assets	148,830,088	159,204,811	157,996,932	-0.8%	6.2%

Total Investments (2)	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
Trading securities	5,248,004	4,549,050	8,312,081	82.7%	58.4%
Investments available for sale	21,031,475	24,437,263	22,673,306	-7.2%	7.8%
Investment held to maturity	5,036,349	4,429,599	4,077,491	-7.9%	-19.0%
Total	31,315,828	33,415,912	35,062,878	4.9%	12.0%

1.1	Evolution of IEA

Total loans

Total loans, measured in quarter-end balances, remained at a similar level as in 4Q17, which was expected since last quarter growth was concentrated near the end of the period. This was in line with:

(i)	Loan growth in wholesale banking; and

(ii)	Growth in all segments of Retail Banking and Mibanco, partially explained by seasonality. In the Retail Banking portfolio, the SME-Pyme segment led expansion.

YoY evolution of quarter-end balances, which eliminates the seasonality effect, shows a significant improvement in loan growth, particularly if compared with the low loan growth YoY registered in 1Q17 (+1%).

It is noteworthy that 1Q18 shows an improvement in loan evolution, particularly since loan growth measured in quarter-end balances in 1Q17 was -2.5% QoQ and 1% YoY.

Investments

The YoY analysis of the composition of the investment portfolio mainly reflects the impact of applying NIIF 9 at the Credicorp level, which has meant that approximately S/ 1,593.4 million in investments that were previously classified as available for sale (in accordance with NIC 39) are currently classified as trading securities.

1 Quarter-end balance

2 The names that IFRS 9 defines for accounts related to investments are: Investment Securities at Fair Value Through Profit or Loss Investment (FVTPL), Investment Securities at Fair Value Through Other Comprehensive Income Investment (FVOCI) and Investment Securities at Amortized Cost. These names will not be used for practical reasons, instead the following will be used: Trading Securities, Investments Available for Sale and Investments Held to Maturity, respectively.

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Other IEA

BCRP and other banks fell -11.2% QoQ and -10.2% YoY due to lower balances in BCRP, which was in line with a contraction in BCRP instruments at the BCP consolidated level due to maturities.

1.2 Credicorp Loans

1.2.1 Loan evolution by business segment

Next, we will discuss loan composition by business segments measured in average daily balances, which provides a clearer picture of interest income generation relative to loans, Credicorp’s primary source of income. Additionally, average daily loans reveal trends or variations to a different degree than quarter-end balances, which immediately reflect the effect of loan payments or disbursements that take place at quarter-end. These factors have a less marked effect on average daily balances and as such, provide a less distorted view of the evolution of interest income generation on loans.

In general, average daily loan balances posted an improvement in their dynamic both QoQ and YoY due to a recovery in Wholesale Banking volumes, which was accompanied by loan growth in the Retail Banking, Mibanco and BCP Bolivia segments.

With regard to the portfolio risk, a shift has occurred at BCP Stand-alone, where Wholesale Banking has increased its share of total loans QoQ. This has had a negative impact on the Net Interest Margin (NIM), which we will explain later in this report.

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million S/			% change		% Part. in total loans
	1Q17	4Q17	1Q18	QoQ	YoY	1Q17	1Q18
BCP Stand-alone	77,027	79,755	82,078	2.9%	6.6%	82.1%	81.7%
Wholesale Banking	40,704	41,481	43,372	4.6%	6.6%	43.4%	43.2%
Corporate	27,096	26,696	27,564	3.2%	1.7%	28.9%	27.5%
Middle - Market	13,607	14,784	15,808	6.9%	16.2%	14.5%	15.7%
Retail Banking	35,583	37,544	37,959	1.1%	6.7%	37.9%	37.8%
SME - Business	4,448	4,877	4,705	-3.5%	5.8%	4.7%	4.7%
SME - Pyme	7,767	8,664	8,631	-0.4%	11.1%	8.3%	8.6%
Mortgage	12,430	12,963	13,221	2.0%	6.4%	13.2%	13.2%
Consumer	6,533	6,672	6,970	4.5%	6.7%	7.0%	6.9%
Credit Card	4,404	4,368	4,433	1.5%	0.7%	4.7%	4.4%
Others (1)	741	730	747	2.3%	0.8%	0.8%	0.7%
Mibanco	8,593	9,078	9,366	3.2%	9.0%	9.2%	9.3%
Bolivia	5,383	6,153	6,256	1.7%	16.2%	5.7%	6.2%
ASB	2,862	2,663	2,710	1.8%	-5.3%	3.0%	2.7%
BAP's total loans	93,865	97,648	100,409	2.8%	7.0%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.
(1) Includes Work out unit, and other banking.

Highest growth in volumes Largest contraction in volumes

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Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

In the analysis by segment, QoQ expansion in loans reflects:

(i)	Loan growth in Wholesale Banking, both in the Corporate Banking sub-segment (+3.2% QoQ) and in Middle Market Banking (6.9% QoQ). Both segments reported growth in short- and long-term loans.

(ii)	Growth in the Consumer and Mortgage segments within Retail Banking.

(iii)	Growth in Mibanco loans, which was attributable to an improvement in loan officers’ productivity. This has allowed the subsidiary to continue focusing on financial inclusion (new clients in the System) as well as supporting business-growth of current clients.

(iv)	BCP Bolivia reported growth of +1.7% QoQ in 1Q18, measured in average daily balances, this evolution was due primarily to growth in Corporate Banking and in the Mortgage segment.

It is important to note that the Consumer and Credit Card segments continue to post growth after a decision was made to resume efforts to drive expansion in these portfolios (+4.5% and +1.5% QoQ respectively). The aforementioned represents a significant improvement if we consider that these segments reported either a contraction or very low growth in 2017: 1T reported negative growth of -0.4% and -0.5% in the Consumer and Credit Card segments respectively; 2Q also posted contractions of -0.5% and -2.7% respectively; while 3Q reported rates of +0.2% and -1.2% respectively.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

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The YoY analysis of average daily loan balances shows growth of +7%, which was led by Middle Market Banking; SME-Pyme, Mortgage and Corporate Banking within BCP Stand-alone. Growth at Mibanco and BCP Bolivia was also noteworthy.

1.2.2 Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/					Expressed in million US$					1Q18
	1Q17	4Q17	1Q18	QoQ	YoY	1Q17	4Q17	1Q18	QoQ	YoY	LC	FC
BCP Stand-alone	47,382	49,337	50,401	2.2%	6.4%	9,081	9,387	9,794	4.3%	7.8%	61.4%	38.6%
Wholesale Banking	18,797	19,173	19,647	2.5%	4.5%	6,711	6,884	7,335	6.6%	9.3%	45.3%	54.7%
Corporate	12,051	11,940	11,908	-0.3%	-1.2%	4,609	4,554	4,840	6.3%	5.0%	43.2%	56.8%
Middle-Market	6,746	7,233	7,738	7.0%	14.7%	2,102	2,330	2,495	7.1%	18.7%	49.0%	51.0%
Retail Banking	28,256	29,831	30,413	2.0%	7.6%	2,244	2,380	2,333	-2.0%	4.0%	80.1%	19.9%
SME - Business	2,147	2,262	2,136	-5.6%	-0.5%	705	807	794	-1.5%	12.7%	45.4%	54.6%
SME - Pyme	7,419	8,361	8,343	-0.2%	12.5%	107	94	89	-4.9%	-16.4%	96.7%	3.3%
Mortgage	9,260	9,867	10,320	4.6%	11.4%	971	955	897	-6.1%	-7.6%	78.1%	21.9%
Consumer	5,518	5,550	5,772	4.0%	4.6%	311	346	370	6.9%	19.0%	82.8%	17.2%
Credit Card	3,912	3,791	3,843	1.4%	-1.8%	151	178	183	2.6%	21.2%	86.7%	13.3%
Others (1)	329	333	341	2.4%	3.8%	126	122	125	2.4%	-0.6%	45.7%	54.3%
Mibanco	8,087	8,563	8,847	3.3%	9.4%	155	159	160	0.9%	3.3%	94.5%	5.5%
Bolivia	-	-	-	-	-	1,649	1,899	1,934	1.9%	17.3%	-	100.0%
ASB	-	-	-	-	-	877	822	838	2.0%	-4.4%	-	100.0%
Total loans	55,468	57,900	59,248	2.3%	6.8%	11,762	12,266	12,726	3.8%	8.2%	59.0%	41.0%

(1) Includes Work out unit, and other banking.

Highest growth in volumes Largest contraction in volumes

In the analysis by currency, QoQ expansion was attributable to increase in both in the LC portfolio (+2.3% QoQ) and in the FC portfolio (+3.8% QoQ).

The aforementioned dynamic is also observable in the YoY analysis.

1.2.3 Evolution of the level of dollarization by segment

YoY evolution of the level of dollarization by segment (1)(2)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only BCP Stand-alone and

Mibanco’s loan books.

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At BCP Stand-alone, the loan dollarization level increased slightly YoY due to an increase in the dollarization levels of Wholesale Banking, SME-Business, Consumer and Credit Card. This was somewhat offset by the decrease in the dollarization levels in the SME-Pyme and Mortgage segments. This increase in the level of dollarization does not represent an increase in FX-risk on credit risk, as is evident in the sensitivity analysis in the figure below, which shows that the percentage of the loan portfolio that is highly exposed to FX risk continues to fall to levels that are increasingly close to 0%.

FX risk on credit risk – BCP Stand-alone

1.2.4	BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan De-dollarization Program that included, among other measures, setting progressive targets to reduce the stock of US dollar loans by June 2015, December 2015, December 2016, December 2017 and December 2018. There are two stocks of US dollar loans that should be reduced: the total FC portfolio, with some exceptions, and the joint mortgage and car loan portfolio. The balance required at the end of December 2018 is as follows:

(i)	For the total FC portfolio, 2017’s benchmark will remain in place. In this scenario, the balance at the end of December 2018 must represent no more than 80% of total loans at the end of September 2013 (excluding loans that fulfill certain requirements).

At the end of March 2018, BCP Stand-alone was very close to reaching BCR’s goal of December 2018, achieving a compliance level of 99%.

(ii)	For the FC loan portfolio in the Mortgage and Car segments, the benchmark will remain at 2017’s level until November 2018, followed by a 10% adjustment in December. Every year, the goal will be adjusted by 10% until reaching a level equivalent to at least 5% of Net Shareholders’ Equity. The balance at the end of December 2018 should represent no more than 60% of the balance posted in February 2013.

At the end of March 2018, BCP Stand-alone’s compliance with BCR’s de-dollarization program stands at 102%.

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1.2.5	Market share in loans

Market share in Peru

(1) Mortgage segment includes Mibanco's market share of 1.1% as of February 2018 and December 2017, and of 1.0% as of March 2017.

(2) Consumer segment includes Mibanco's market share of 1.8% as of February 2018 and December 2017, and of 2.3% as of March 2017.

(3) Market Shares for Corporate, Middle-market and SME-Business are as of March 2018.

At the end of February 2018, BCP Stand-alone continued to lead the market with a market share (MS) of 29.2%, which was significantly higher than the level posted by its closest competitor. This level is very similar to that obtained in 4Q17 (29.3%) and in 1Q17 (29.1%).

Both Corporate Banking and Middle Market Banking reported a decrease of -30 and -20 in their MS QoQ, respectively. In the YoY evolution, Corporate Banking reported a reduction of -120 bps in its MS while Middle Market Banking posted an increase of +250 bps. It is important to mention that both segments continue to lead in their respective markets.

The market share of Retail Banking was relatively stable as it continued to lead in the vast majority of its segments, with the exception of SME-Business, where it ranks second but determined to continue growing its market share (up +280 bps YoY).

Mibanco reported an MS for the SME segment that topped 4Q17 result by 60 bps to situate at 23.0%. This represents an increase of +50 bps with regard to the figure posted in 1Q17.

Finally, BCP Bolivia’s market share remained stable QoQ but grew +20 bps YoY, allowing the bank to remain in fourth place in the Bolivian Financial System.

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2.	Funding Sources

At the end of 1Q18, deposits continued to increase its share in Credicorp’s total funding, which had a positive impact on funding cost given that the growth in deposits was mainly attributable to non-interest bearing demand deposits and savings deposits. Additionally, this funding source has replaced BCRP instruments, which continue to decline in this quarter, as they mature. In this context, Credicorp’s funding cost contracted 9 bps QoQ and 7 bps YoY; this reduction was primarily attributable to BCP Stand-alone.

Funding	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
Non-interest bearing demand deposits	22,836,306	24,193,949	26,464,658	9.4%	15.9%
Interest bearing Demand deposits	5,617,946	5,576,327	4,597,370	-17.6%	-18.2%
Saving deposits	26,657,831	28,633,099	29,724,860	3.8%	11.5%
Time deposits	27,876,113	31,143,365	30,238,770	-2.9%	8.5%
Severance indemnity deposits	6,537,982	7,170,934	6,676,449	-6.9%	2.1%
Interest payable	354,704	452,737	490,998	8.5%	38.4%
Total deposits	89,880,882	97,170,411	98,193,105	1.1%	9.2%
Due to banks and correspondents	7,639,760	7,996,889	7,824,148	-2.2%	2.4%
BCRP instruments	9,979,835	9,286,032	6,494,792	-30.1%	-34.9%
Bonds and subordinated debt	15,410,094	16,242,257	15,318,649	-5.7%	-0.6%
Total funding (1)	122,910,571	130,695,589	127,830,694	-2.2%	4.0%

(1) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) The funding costs differs from previously reported due to the methodoloy change of the denominator, which do not include the following accounts:acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The figure of the evolution of Credicorp’s funding structure and cost was calculated on quarter-end balances.

The QoQ and YoY evolution show a change in the funding structure where deposits have increased their share of total funding. This change has been evident for several quarters and is due primarily to a sustained reduction in BCRP instruments since 2016, which was particularly marked in 1Q18.

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2.2	Deposits

Deposits	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
Non-interest bearing demand deposits	22,836,306	24,193,949	26,464,658	9.4%	15.9%
Interest bearing Demand deposits	5,617,946	5,576,327	4,597,370	-17.6%	-18.2%
Saving deposits	26,657,831	28,633,099	29,724,860	3.8%	11.5%
Time deposits	27,876,113	31,143,365	30,238,770	-2.9%	8.5%
Severance indemnity deposits	6,537,982	7,170,934	6,676,449	-6.9%	2.1%
Interest payable	354,704	452,737	490,998	8.5%	38.4%
Total deposits	89,880,882	97,170,411	98,193,105	1.1%	9.2%

At the subsidiary level, total deposits expanded QoQ, which was mainly associated with an increase in non-interest bearing deposits and savings deposits.

The following points are noteworthy components of the QoQ increase:

(i)	Growth in non-interest bearing deposits, which is attributable primarily to BCP Stand-alone and in line with an increase in the average volume of current account balances of Wholesale Banking clients, and
(ii)	expansion in savings deposits, which was mainly explained through BCP Stand-alone.

The aforementioned helped offset the QoQ reduction in:

(i)	Time deposits, at BCP Stand-alone, due to the exit of some funds that were obtained through Capital repatriation. The latter was partially offset by QoQ increase in Mibanco’s Time deposits, which was associated with active campaigns in 4Q to capture institutional clients.

(ii)	Severance indemnity deposits, which dropped due to a seasonal effect that is present in the first quarter of every year given that the second Severance indemnity payment is made every November; therefore, these deposits increase every 4Q.

(iii)	Interest bearing demand deposits, associated with institutional clients of Wholesale Banking.

In YoY terms, total deposits increased +9.2%, primarily associated with:

(i)	growth in Non-interest bearing deposits due to a higher average volume maintained in current accounts held by institutional clients.

(ii)	expansion in Savings deposits, which was due to campaigns throughout the year to capture savings.

(iii)	Finally, YoY growth in time deposits, which is the result of the campaigns that were rolled out in 2017 to capture funds from individuals and institutional clients.

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2.2.1	Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp’s Deposits posted a reduction QoQ in their dollarization levels due to the expansion in LC deposits, which was associated primarily with the increase posted in non-interest bearing deposits and savings deposits. The aforementioned was accentuated by the drop in FC deposits, which was attributable to a decrease in time deposits.

In the YoY evolution, it is evident that deposits have experienced and on-going reduction in their dollarization levels, which was associated with growth in non-interest bearing, savings and time deposits in LC.

Credicorp - Deposit Dollarization measured in quarter-end balances

The QoQ evolution reveals on-going reduction in the dollarization level of demand deposits3, time deposits and savings deposits. The dollarization level of Severance indemnity deposits increased slightly given that the increase in LC withdrawals outpaced that of FC (refer to the comment on Severance indemnity deposits in section 2.2 Deposits.

In the YoY analysis, the on-going contraction in the dollarization level is present in all deposit types, in line with the trend observed in over the last few quarters.

3 Includes both interest-earning time deposits and non-interest bearing time deposits.

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2.2.2 Market share in Deposits

Market share in Peru

Total MS	Dec 17	Feb 18
BCP Stand-alone	30.8%	30.0%
Mibanco	2.9%	2.8%
Total	33.7%	32.8%

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of March and December 2017, and February 2018.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of March 2017, 1.3% at the end of December 2017 and 1.2% at the end of February 2018.

(3) Time deposits includes Mibanco's narket share of 5.8% at the end of March 2017, 6.1% at the end of December 2017 and 6.0% at the end of February 2018.

(4) Severance indemnity deposits includes Mibanco's market share of 1.3% at the end of March 2017, 1.2% at the end of December 2017 and 1.3% at the end of February 2018.

At the end of February 2018, the Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for total deposits with a market share (MS) of 32.8%. This MS level is approximately 13.6 percentage points above of the group’s closest competitor.

In the YoY analysis, total MS remained stable in comparison to March 2017 (32.1%), mainly due to growth in the MS of time deposits.

BCP Bolivia continued to rank fifth in the Bolivian financial market system with a MS of 9.9% at the end of March 2018 versus 9.8% at the end of December 2017. The YoY analysis reveals an increase in the MS with regard to the level posted in March 2017 (9.2%), which was associated with efforts to capture more funds.

2.3	Other funding sources

Other funding sources	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
Due to banks and correspondents	7,639,760	7,996,889	7,824,148	-2.2%	2.4%
BCRP instruments	9,979,835	9,286,032	6,494,792	-30.1%	-34.9%
Bonds and subordinated debt	15,410,094	16,242,257	15,318,649	-5.7%	-0.6%
Total Other funding sources	33,029,689	33,525,178	29,637,589	-11.6%	-10.3%

Total of other funding sources fell -11.6% QoQ, mainly due to a drop in the level of BCRP instruments and to a lesser extent, to a decrease in Bonds and Subordinated debt and Due to banks and correspondents.

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BCRP instruments posted a drop in their share of total funding both QoQ and YoY; this was primarily due to expirations of CD repos and repos of public treasury bonds.

Bonds and subordinated debt due to the expiration of an international corporate bond, which expired in January 2018.

The reduction in due to banks and correspondents originated with the decrease in due to foreign banks through BCP Stand-alone.

The YoY analysis shows a similar trend mainly explained by the reduction of BCRP Instruments.

2.4	Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

Credicorp’s L/D ratio reduced QoQ to situate at 102.4% after deposits expanded at a greater rate than total loans (+1.1% vs +0.1%). In the analysis by subsidiary, it is evident that this reduction was associated with BCP Stand-alone, in line with the higher level of deposits QoQ. Mibanco’s L/D ratio situate at 128.4% in 1Q18, due to QoQ growth in total loans.

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Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

The QoQ analysis by currency indicates a reduction in the L/D ratio for LC at Credicorp, which was attributable to the increase in LC deposits. The FC L/D ratio registered an increase due to QoQ loan growth in FC at BCP Stand-alone.

In the YoY analysis, the L/D ratio reported a decrease that was attributable to an on-going reduction in the dollarization level of deposits in 2017 and 1Q18. The aforementioned, in turn, had an impact on the L/D ratio for FC, which increased YoY given that the deposit level in FC dropped. Growth was also accentuated by an increase in FC loan volumes throughout 2017 and at the beginning of 2018.

2.5	Funding Cost

The cost of funding at Credicorp fell 9 bps QoQ, which reflects:

(i)	The on-going changes in the funding structure, as discussed previously in the report; in this scenario, lower-cost deposits continued to increase their share of the funding structure. Additionally, it is important to note that the increase in deposits took place in LC.

(ii)	Since 2017, BCRP has adopted measures to systematically reduce the reference rate (50 bps of reduction only in 2018); this has led to a drop in the LC funding cost after three years of upward pressures.

In the YoY analysis, the funding cost fell -7 bps YoY, in line with the evolution of the funding structure. In this scenario, deposits have significantly increased their share of total liabilities (76.7% in 1Q18 and 73.0% in 1Q17), acting as a substitute for BCRP instruments and due to banks and correspondents, which posted lower levels in the mix. This substitution has led to a reduction in the funding cost.

The table below shows the funding cost4 by subsidiary:

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp (1)
1Q17	2.19%	5.02%	2.02%	2.19%	2.40%	2.38%
4Q17	2.08%	4.68%	2.70%	1.61%	2.29%	2.40%
1Q18	2.05%	4.49%	2.86%	1.07%	2.24%	2.31%

(1) Includes banking business results, Pacifico, Prima AFP, and other minor subsidiaries and consolidation adjustments.

4 The funding costs differs from previously reported levels due to a change in the methodology to calculate the denominator, which no longer includes: outstanding account acceptances, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

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(i)	The funding cost at BCP Stand-alone and Mibanco, which has experienced upward pressures since 2014, continued to stabilize in 2017. At the beginning of 2018, both institutions posted lower funding costs.

(ii)	The funding cost at BCP Bolivia continued to increase QoQ due to higher expenses for deposits and for time deposits in particular.

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3.	Portfolio quality and Provisions for loan losses

It is particularly noteworthy the decrease QoQ and YoY in the cost of risk (CofR), which situated at 1.48%. This was mainly as a result of the improvement in risk-quality achieved in SMEs, Mibanco and Consumer financing business segments in the last three years. Furthermore, the sale of non-performing loans under judiciary process allowed us to reduce IOLs and NPLs ratios, while increased the coverage ratios.

Portfolio quality and Provisions for loan losses	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Gross Provisions	(600,810)	(509,774)	(438,873)	-13.9%	-27.0%
Loan loss recoveries	64,316	68,524	67,849	-1.0%	5.5%
Provision for loan losses, net of recoveries	(536,494)	(441,250)	(371,024)	-15.9%	-30.8%
Cost of risk (1)	2.32%	1.76%	1.48%	-28 bps	-84 bps
Provisions for loan losses / Net interest income (2)	26.7%	21.4%	18.1%	-330 bps	-860 bps
Total loans (Quarter-end balance)	92,414,588	100,477,774	100,570,511	0.1%	8.8%
Allowance for loan losses	4,205,005	4,500,498	4,805,105	6.8%	14.3%
Write-offs	346,799	357,916	353,984	-1.1%	2.1%
Internal overdue loans (IOLs) (3)	2,767,804	3,019,222	2,995,217	-0.8%	8.2%
Refinanced loans	874,261	915,297	910,583	-0.5%	4.2%
Non-performing loans (NPLs) (4)	3,642,065	3,934,519	3,905,800	-0.7%	7.2%
Delinquency ratio over 90 days	2.24%	2.26%	2.19%
IOL ratio	2.99%	3.00%	2.98%
NPL ratio	3.94%	3.92%	3.88%
Coverage ratio of Internal overdue loans	151.9%	149.1%	160.4%
Coverage ratio of NPLs	115.5%	114.4%	123.0%

(1) Annualized provisions for loan losses / Total loans.

(2) Figures differ from previously reported, please consider the data presented on this report.

(3) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(4) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances)

Credicorp has adopted IFRS9 requirements (See Annex 11.10 IFRS9 Disclosure, for more detail) since January 1st, 2018.

With regard to the impact that the adoption of IFRS9 has had on the allowance for loan losses, it is important to consider two effects:

(i)	One-off effect: On January 1st, 2018, we registered an increase of S/320.7 million in the allowance for loan losses. This led to a reduction in retained earnings of S/226.1 million. In this context, the allowance for loan losses rose +6.8% QoQ and 14.3% YoY. This had a positive effect on the coverage ratios for internal overdue and non-performing loans.

(ii)	Recurring impact through the P&L: Starting on January 1st 2018, provisions for loan losses are calculated under the expected loss methodology, which is mainly based on the probability of default (Forward Looking). In 1Q18, provisions for loan losses contracted -15.9% QoQ and -30.8% YoY, as we will explain later in this report.

3.1	Provisions for loan losses

The QoQ analysis shows a reduction of -15.9% in the provision for loan losses net of recoveries, which was attributable to:

(i)	An improvement in the risk quality of Retail Banking segments, after having posted higher-than-expected delinquency levels few years ago (SME-Pyme in 2014 and Consumer, Credit Card and Mortgage between 2015 and 2016). This led to an improvement in the default ratios of these segments.

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(ii)	An improvement in the risk quality of Mibanco’s loan portfolio from 2015 to date.

All aforementioned, together with the slight and gradual recovery observed in the macroeconomic scenario, was also captured by the IFRS9 methodology.

It is important to note that although Mibanco, SME-Pyme, Consumer, Credit card and Mortgage segments represent, when combined, approximately 40% of Credicorp’s loan portfolio, these segments account for approximately 85% of the provisions for loan losses. Therefore, the improvement in the risk quality of these segments generates a more significant impact under the IFRS9 methodology (which is forward-looking in nature) than under the previous methodology.

In the YoY analysis, the provision for loan losses net of recoveries fell -30.8%, in line with the aforementioned improvement in risk quality. Furthermore, it is important to remember that provisions for loan losses made in 1Q17 included the effect of El Nino Phenomenon and the Lava Jato case.

3.2	Portfolio Quality

Delinquency ratios

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans.

(3) The cost of risk of the Underlying portfolio for March 17 and June 17 was calculated eliminating provisions related to the construction sector and the El Nino weather phenomenon.

Prior to analyzing the evolution of delinquency indicators, it is important to note that:

(i)	Traditional delinquency indicators (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of the loans that are more than 150 days past-due cannot be written-off although provisions have been set aside given that foreclosure takes 5 years on average.

(ii)	In the second half (2H) of each year, loans are more dynamic, mainly in SME-Pyme and Mibanco given that the main campaigns in these segments (Christmas Campaigns) are conducted in the second half of the year and these short-term loans are paid in full in 1H of the following year.

It is important to note that the reduction posted in these ratios is in line with the sale of approximately S/177 million of non-performing loans under judiciary process that were provisioned and had real-estate collateral.

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Coverage ratios

Coverage ratios for the internal overdue and non-performing loan portfolios rose given:

(i)	First, the one-off effect related to the adoption of IFRS9 requirements since January 1st, 2018, which we explained earlier;

(ii)	Second, the provision for loan losses net of recoveries made in the first quarter of 2018;

(iii)	Third, the sale of S/177 million of non-performing loans, mentioned before.

3.2.1	Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The QoQ analysis shows a contraction in the internal overdue loan portfolio of the Wholesale Banking segment given that overdue debt was refinanced. However, the non-performing loan portfolio posted slight growth that reflects a degree of deterioration. In a scenario in which loan balances grew +1.5% QoQ, in line with the increase in refinanced loan volumes, the internal overdue loan ratio fell QoQ while the non-performing loan ratio increased.

BCP Bolivia – Delinquency ratios

(ii)	BCP Bolivia reported a QoQ and YoY increase in its IOL and NPL ratios. This was attributable to the increase in the volume of overdue loans, mainly in Mortgage and in fixed assets.

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SME-Business – Delinquency ratios

(iii)	It is important to note that the SME-Business segment is also affected by loan seasonality; as much, the YoY analysis generates a more accurate view of loan evolution than the QoQ analysis. Traditional delinquency ratios, IOL and NPL, posted reductions of -76 bps and -75 bps respectively, in line with recoveries of loans subject to judicial processes. It is important to note that the delinquency ratios of this business continue to be within the organization’s risk appetite.

SME - Pyme – Delinquency ratios

(iv)	In the SME-Pyme segment, it is important to analyze the early delinquency indicator, which excludes loans that are overdue less than 60 days (volatile loans with a very high percentage of recovery) and those overdue more than 150 days (loans for which provisions have been set aside but which cannot be written-off due to the existence of real estate collateral– commercial properties that take five years on average to liquidate).

SME-Pyme’s early delinquency has posted a YoY downward trend since 2H14, in line with on-going improvement in the risk quality of vintages, which in turn reflects a series of adjustments to the SME-Pyme business model. The positive results of this effort are more evident in the vintages originated from 2015 and on. In this context, early delinquency remained stable YoY in 1Q18.

It is important to note that although traditional delinquency ratios continue to be distorted, they posted a YoY reduction that was driven by the sale of non-performing loans under judiciary process in 1Q18.

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Mortgage – Delinquency ratios

(iv)	In terms of Mortgage loans, it is important to remember that these indicators are also affected by the existence of real estate collateral given that loans cannot be written-off until foreclosure, which takes 5 years on average. Regardless, traditional delinquency indicators decreased QoQ given that (i) the total portfolio grew faster than the internal overdue and non-performing loan portfolios and (ii) the sale of non-performing loans under judiciary process in 1Q18.

The Early Delinquency indicator, which excludes the effect of loans that are more than 150 days overdue, rose +16 bps due to Credicorp’s decision to grow in segments with higher risk to maximize the portfolio’s profitability while maintaining this loan book within the organization’s risk appetite. It is important to note that this ratio is within the average range observed over the past two years. The Early Delinquency indicator remained stable YoY.

Consumer – Delinquency ratios

(iv)	The Consumer portfolio continued to post improvements in its risk profile in comparison to the profile of vintages from 2015 and before, which generated the delinquency problem. The new composition of this portfolio reflects the changes that have been implemented in the risk management and collections policies and also incorporates the calibrated profile generated by changes in the risk policy for admissions.

Early delinquency fell -17 bps QoQ and -36 bps YoY due to improvements in the risk quality of new vintages. In this context, the indicator reached levels lower than those seen in 2013, before the portfolio began to deteriorate. It is evident that we have room to increase the speed of growth, which will allow us to maximize the portfolio’s profitability while maintaining this loan book within the organization’s risk appetite.

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Traditional delinquency ratios posted a reduction QoQ and YoY, in line with the reduction in internal overdue and non-performing loans balances. This improvement was accompanied by an acceleration in the pace of total portfolio expansion, which was driven by rising loan origination levels. More loans were placed after product offerings were improved and adjustments were made to loan origination policies.

Credit Card – Delinquency ratios

(vii)	Early delinquency decreased -63 bps QoQ and -39 bps YoY, in line with (i) a decrease in the delinquency levels of some clients in FEN disaster areas and (ii) an improvement in the portfolio mix, where riskier segments represented a lower share of total loans. This trend reflects the improvement in the risk quality of new vintages after corrective measures were applied to address the delinquency problem that became evident at the end of 2015.

Mibanco – Delinquency ratios

(viii)	The IOL and NPL ratios posted increases both QoQ and YoY given that internal overdue loans grew at a faster rate than the total portfolio, which was attributable to (i) the expiration of the skip programs offered to clients affected by FEN and (ii) the slight deterioration at the portfolio level. Additionally, the YoY increase in the NPL ratio was also due to the increase registered in the volumes of refinanced loans.

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4.	Net Interest Income (NII)

In 1Q18, the QoQ drop in NII was due primarily to: i) the expansion of average daily loan balances was led by low-margin segments, ii) loan seasonality, which affects every 1Q, and iii) on-going and aggressive competition, not only in Wholesale Banking but also in some segments of Retail Banking. In this context, NIM contracted -11 bps with regard to 4Q17’s. Despite the aforementioned, the improvement in the cost of risk led risk-adjusted NIM to increase +8 bps with regard to 4Q17’s and +23 bps compared to 1Q17’s.

Net interest income	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ		YoY
Interest income	2,739,779	2,832,384	2,794,942	-1.3%		2.0%
Interest on loans	2,361,659	2,460,935	2,415,738	-1.8%		2.3%
Dividends on investments	30,123	10,030	8,595	-14.3%		-71.5%
Interest on deposits with banks	23,460	23,311	28,349	21.6%		20.8%
Interest on securities	313,432	324,082	324,068	-		3.4%
Other interest income	11,105	14,026	18,192	29.7%		63.8%
Interest expense	726,692	766,410	746,240	-2.6%		2.7%
Interest on deposits	267,534	293,368	288,309	-1.7%		7.8%
Interest on borrowed funds	198,506	179,841	167,432	-6.9%		-15.7%
Interest on bonds and subordinated notes	208,159	213,108	216,083	1.4%		3.8%
Other interest expense (1)	52,493	80,093	74,416	-7.1%		41.8%
Net interest income (1)	2,013,087	2,065,974	2,048,702	-0.8%		1.8%
Risk-adjusted Net interest income (1)	1,476,593	1,624,724	1,677,678	3.3%		13.6%
Average interest earning assets	147,636,361	156,414,367	158,600,872	1.4%		7.4%
Net interest margin (1)(2)	5.45%	5.28%	5.17%	-11	bps	-28	bps
NIM on loans (1)(2)	8.12%	8.10%	7.73%	-37	bps	-39	bps
Risk-adjusted Net interest margin (1)(2)	4.00%	4.15%	4.23%	8	bps	23	bps
Net provisions for loan losses / Net interest income	26.65%	21.36%	18.11%	-325	bps	-854	bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1	Interest Income

In the QoQ analysis, the slight 1.3% drop in interest income was due primarily to lower growth in interest income from loans, which was due to:

(i)	Growth in average daily loan balances was driven by low-margin segments, as indicated in section 1.2 Credicorp Loans. Although average daily loan balances expanded 2.8% QoQ, 68% of total growth in volumes came from Wholesale Banking whose margins are lower than other segments.

(ii)	Furthermore, expansion in average daily balances was reported mainly in FC loans, which entail lower interest rates than their LC counterparts.

In the YoY analysis, interest income expanded +2.0%. This was primarily attributable to:

(i)	An increase in interest on loans due to the expansion of 7% in average daily balances.

(ii)	To a lesser extent, to growth in interest income on investments due to a more active management of the proprietary investment portfolio in a context of low loan growth throughout 2017, looking for maximizing the profitability of IEAs.

4.2	Interest Expenses

The elements discuss in section 4.1 were offset by a drop in interest expenses (2.6% QoQ). This decline was attributable to a change in the funding structure as indicated in section 2. Funding Sources. Credicorp’s funding structure continued to reflect higher growth in deposits as a funding source, which had a positive impact on funding cost given that the expansion in deposits was mainly attributable to non-interest bearing demand deposits. This had a positive impact on interest expenses, in particular:

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(i)	Lower interest expenses on borrowed funds, due primarily to a significant reduction in the volume of BCRP instruments and, to a lesser extent, to the impact of a drop in interest expenses on deposits given that the volume of time deposits fell QoQ.

(ii)	The drop in BCRP instruments, which are placed solely in LC and imply higher costs than those associated with the funds captured this 1Q18.

All of the aforementioned helped offset the increase in interest expenses on bonds and subordinated notes.

In the YoY analysis, interest expenses grew +2.7%. This was mainly due to growth in expenses for interest on deposits, which posted higher growth due to the volume effect given that the deposits that were responsible for the bulk of the increase implied lower costs. It is important to note the reduction in interest on loans, which was associated with the drop in BCRP instruments.

4.3	Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM deteriorated QoQ and YoY due to:

(i)	Higher growth in low margin segments, as indicated in the previous section. This led to higher growth in average IEA than in NII.

(ii)	It is important to remember that seasonal factors every 1Q pressure growth downward.

Risk-adjusted NIM posted a recover both QoQ and YoY due to on-going decreases in expenses for provisions for loan losses.

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Loan NIM fell both QoQ and YoY, in line with growth in lower-margin segments such as Wholesale Banking and due to high competition in the market. In YoY terms, this indicator followed a trend similar to that seen QoQ.	NIM on loans [5]

It is also important to analyze NIM by subsidiary. The table below contains the interest margins that were posted by each of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (2)
1Q17 (1)	4.63%	15.47%	4.58%	2.12%	5.45%
4Q17	4.50%	16.27%	4.08%	2.34%	5.28%
1Q18	4.39%	16.04%	3.63%	2.19%	5.17%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Figures of ASB and Credicorp differs from previously reported, please consider the date presented on this report.

(2) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes."

The QoQ evolution of global NIM by subsidiary shows a reduction in Credicorp’s margin; this was primarily associated with the evolution of BCP Stand-alone, which accounts for around 65% of Credicorp’s net interest income. The significant recovery registered by loans (measured by average daily balances), which took place mainly in the Wholesale Banking segment, was not reflected in the NIM level given that these loans imply lower margins.

Mibanco, which represents around 24% of net interest income, registered a slight decline in its NIM QoQ despite the fact that loan growth posted significant improvement. The aforementioned stems from the following: higher growth in average IEAs than in NII in 1Q18. Nevertheless, it is important to note that in 4Q17, Mibanco achieved a NIM level above 16% and this trend continued in 1Q18.

5 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Non-Financial Income

Although non-financial income contracted QoQ due to seasonality and the impact of non-recurring income in 4Q17, growth is evident YoY due to an improvement in fee income. It is important to note that in 4Q17, fee income and gains on foreign exchange transactions reported the highest quarterly levels of the year, posting a recovery after quarters of relatively negative results. It is important to note that gains on sales of securities incorporate the effect of the sale of ENEL shares.

Non-financial income	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Fee income (1)	681,047	783,976	744,677	-5.0%	9.3%
Net gain on foreign exchange transactions	166,486	172,709	162,295	-6.0%	-2.5%
Net gain from associates (2)	6,023	4,747	8,387	76.7%	39.2%
Net gain on sales of securities	57,821	237,705	92,389	-61.1%	59.8%
Net gain on derivatives	54,341	8,213	(312)	-103.8%	-100.6%
Result on exchange difference	9,070	1,991	5,889	195.8%	-35.1%
Other non-financial income	68,745	69,249	82,876	19.7%	20.6%
Total non financial income	1,043,533	1,278,590	1,096,201	-14.3%	5.0%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Mainly includes the agreement between Grupo Pacifico and Banmedica.

	Quarter			% change
Millions (S/)	1Q17	4Q17	1Q18	QoQ	YoY
(+) EPS contribution (50%)	11.78	9.40	13.24	40.9%	12.4%
(-) Private health insurance deduction (50%)	-5.76	-4.65	-4.85	4.4%	-15.7%
(=) Net gain from associates excluding Non-recurring income / expense	6.02	4.75	8.39	-76.7%	39.3%
(+) Non-recurring income/expense	-	-	-	-	-
(=) Net gain from associates	6.02	4.75	8.39	76.7%	39.3%

The YoY evolution shows a contraction in non-financial income due to:

(i)	The reduction in Net Gain on Sales of Securities, given that in 4Q17 the result included the effect of the sale of shares of ENEL on the proprietary investment portfolio (totaling approximately S/163 million). This was attenuated by gains on the proprietary investment portfolio due to both an increase in the mark-to-market (MtM) of trading securities and to the gains produced by the sale of certain positions in the investments available for sale portfolio. The gains produced by the proprietary investment portfolio are attributable to the asset and liability management strategy rolled out throughout 2017 in a scenario of low loan growth, which sought to maximize the profitability of interest earning assets.

(ii)	The lower level of Fee Income was due to a decrease in banking service commissions at BCP Stand-alone, mainly for personal loans, SME loans, foreign trade and payments and collections, which posted levels in 4Q17 that reflected the positive effect of loan seasonality, and to the increase seen in the transactions volume at year-end.

(iii)	The decrease in Net Gain on Foreign Exchange Transactions was due to the decrease posted at BCP Stand-alone in a scenario marked by both limited volatility in the exchange rate and a decrease in volumes, which contrasts with the improvement that transactions volumes post at year-end due to seasonal factors and to the exchange rate volatility posted in 4Q17.

All of the aforementioned was slightly attenuated by the increase in Other Income, which was primarily attributable to the sale of written-off loans at BCP Stand-alone.

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In the YoY analysis, a 5.0% increase in non-financial income is evident. This was due primarily to:

(i)	An increase of +9.3% in Fee Income, which was primarily attributable to an improvement in banking commissions at BCP Stand-alone (as we will explain in detail in section 5.1.2 Fee Income for the Banking Business) and was also due, although to a lesser extent, to an improvement in the results of Credicorp Capital, which was mainly associated with the asset management business at the regional level and with the corporate finance business in Peru.

(ii)	Net Gain on Sale of Securities; which was due primarily to the sale of sovereign bonds issued by the Peruvian Government, which were part of BCP Stand-alone’s proprietary portfolio, as well as to an improvement in the MtM of trading securities, which are also part of BCP Stand-alone’s proprietary portfolio.

5.1	Fee Income

5.1.1	By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to fee income at Credicorp in 1Q18.

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The next figure shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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5.1.2	Banking Business

Next, you will find a table that shows the evolution of the main components of fee income in the Banking Business:

Composition of fee income in the banking business

Fee Income	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Miscellaneous accounts (1)	173,891	178,844	177,257	-0.9%	1.9%
Credit cards (2)	72,126	73,043	71,241	-2.5%	-1.2%
Drafts and transfers	41,105	49,998	48,966	-2.1%	19.1%
Personal loans (2)	23,735	26,466	22,898	-13.5%	-3.5%
SME loans (2)	17,973	21,669	17,049	-21.3%	-5.1%
Insurance (2)	18,515	20,667	19,629	-5.0%	6.0%
Mortgage loans (2)	10,120	10,518	9,182	-12.7%	-9.3%
Off-balance sheet (3)	43,074	52,127	51,545	-1.1%	19.7%
Payments and collections (3)	95,547	100,746	97,778	-2.9%	2.3%
Commercial loans (3)(4)	17,180	19,949	20,596	3.2%	19.9%
Foreign trade (3)	12,196	12,000	7,626	-36.5%	-37.5%
Corporate finance and mutual funds (4)	13,323	14,667	15,387	4.9%	15.5%
ASB (4)	7,156	7,163	8,736	22.0%	22.1%
Others (4)(5)	45,975	53,155	56,052	5.5%	21.9%
Total fee income	591,917	641,012	623,941	-2.7%	5.4%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business fell -2.7%. This was mainly due to:

(i)	A decrease in income from SME Loans and Personal Loans, due to significant activity in these accounts last quarter, which was attributable to seasonal factors.

(ii)	A decrease in income for Foreign Trade, which was primarily due to a decrease in income from Import Letters of Credit and, to a lesser extent, Export Letters of Credit, which in 4Q17 reported better results due to seasonality at year-end.

The aforementioned was slightly offset by the Others account, due to an increase in fee income from BCP Bolivia for wires transfers.

In the YoY analysis, growth of 5.4% was due to:

(i)	An improvement in transactional activity, which was reflected in the growth in fees from Off-balance Sheet, Drafts and Transfers, Miscellaneous Accounts and Payments and Collections.

(ii)	The aforementioned was accompanied by a slight recovery in loans, which generated higher fee income from Commercial Loans.

(iii)	Significant growth in the Others accounts reflects the increase in the volume of banking services from BCP Bolivia and Mibanco.

The aforementioned offset the YoY reduction in fees from Foreign Trade, which was primarily due to a decrease in income from Import Letters of Credit and, to a lesser extent, from Export Letters of Credit.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -4.5% QoQ and -5.2% YoY due to an increase in net claims and acquisition cost, mainly attributable to P&C business. The latter was attenuated by the increase QoQ and YoY in Net earned premiums of Life Insurance business.

Insurance underwriting result	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Net earned premiums	465,304	470,837	508,202	7.9%	9.2%
Net claims	(280,964)	(283,354)	(294,745)	4.0%	4.9%
Acquisition cost (1)	(62,061)	(66,141)	(97,548)	47.5%	57.2%
Total insurance underwriting result	122,278	121,342	115,909	-4.5%	-5.2%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

The QoQ drop in the underwriting result was due to i) a lower written premium in P&C, ii) higher loss ratio in Car and Wholesale lines; iii) a decrease in the underwriting income, given that as of 2018 this account must be registered as Written premiums and accrue in 12 months; iv) an increase of fees in Credit Life; iv) and lower received fees in Wholesale lines. This effect was mitigated by an increase in Net earned premiums in Life insurance business, mainly explained by Annuities, Credit Life and Group Life lines.

In the YoY reduction was primarily associated with the P&C business, which register an increase in claims in Medical Assistance and Car line as well as to higher acquisition costs. This effect was attenuated by an improvement in the underwriting result in the Life business due to an increase in written premium for Credit life.

6.1 Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

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Written premiums fell -5.6% in Property and Casualty and Life business. The drop in P&C was attributable to Car and Wholesale Lines (Fire and technical risks). In the Life insurance business, the decrease in premiums was due to the higher sales for the new product “Renta Flex” in 4Q17. Nevertheless, this effect was mitigated by annual renewals of mining policies in Group Life and higher premiums in “alliances’ channels” in Credit Life.

In the YoY analysis, Written premiums increased +7.4% mainly through Life Insurance business, which was in turn associated to a higher level of premiums in Annuities due to the “Renta Flex” product; and Credit Life through the “alliances channels”.

Net earned premiums grew 7.9% QoQ and 9.2% YoY, primarily through the life insurance business due to an increase in Credit Life premiums through alliances’ channels; and higher technical reserves in Annuities and AFP line in 4Q17.

6.2	Net claims

Net claims by business

(S/ millions)

Net claims rose +4.0% QoQ due to an increase in the P&C and Life businesses. The increase in P&C was reported in Cars and was attributable to growth in reported cases in 1Q18; and the Wholesale line after the number of incidences registered for hull insurance and technical lines increased. In the Life insurance business, the increase in the loss ratio was attributable to AFP line due to a decrease in the discount rates used to calculate claims and; in the Individual life and Personal accidents lines, mainly to an increase in reported cases.

In the YoY analysis, net claims increased +4.9% both in Life insurance and in P&C business. The growth posted in the Life business was registered in Annuities and was attributable to pensions associated with the “Renta Flex” product and in AFP line due to a decrease in the discount rate used to calculate claims. In P&C, the increase was associated with Medical Assistance due to more IBNR (incurred but not reported) provisions.

6.3	Acquisition cost

Acquisition cost by Business

(S/ millions)

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Acquisition cost	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Net fees	(53,495)	(47,822)	(66,815)	39.7%	24.9%
Underwriting expenses	(23,840)	(36,246)	(32,633)	-10.0%	36.9%
Underwriting income	15,274	17,927	1,900	-89.4%	-87.6%
Acquisition cost	(62,061)	(66,141)	(97,548)	47.5%	57.2%

The acquisition cost increased +47.5% QoQ due to a regulatory change regarding to underwriting income, given that in 2018 this account must be included in Written premiums. Additionally, fees increased in Credit Life due to the higher premiums in alliances’ channels, where brokerage fees are higher, and received fees6 in Wholesale lines (fire) fell due to a decrease in facultative policies in 1Q18.

In the YoY analysis, the acquisition cost increased +57.2% due to the aforementioned regulatory change. Additionally, fees increased due to higher sales for Credit Life in the Alliance channel.

6 Fee paid by the reinsurer for ceded premiums.

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7.	Operating Expenses and Efficiency

The efficiency ratio decreased 250 bps QoQ due to a reduction in operating costs, in line with the seasonality effect that is present every 1Q. The YoY analysis reveals an increase of 100 bps, which reflects a scenario in which operating income expanded at a lower rate than that at which operating expenses did. This was primarily attributable to YoY growth in Employee Salaries and Benefits, which was in line with an increase in the number of employees.

Operating expenses	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Salaries and employees benefits	753,266	804,067	777,345	-3.3%	3.2%
Administrative, general and tax expenses	488,466	601,846	496,375	-17.5%	1.6%
Depreciation and amortizacion	115,887	117,414	116,699	-0.6%	0.7%
Other expenses	49,492	42,912	49,325	14.9%	-0.3%
Total expenses	1,407,111	1,566,239	1,439,744	-8.1%	2.3%
Operating income (1)	3,395,358	3,508,447	3,477,840	-0.9%	2.4%
Operating expenses (2)	1,419,680	1,589,468	1,487,967	-6.4%	4.8%
Reported efficiency ratio (3)	41.8%	45.3%	42.8%	-250 bps	100 bps
Operating expenses / Total average assets (4)	3.60%	3.80%	3.50%	-30 bps	-10 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income.

"(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the improvement in operating efficiency was due primarily to a -6.4% reduction in operating expenses, which in turn reflected a contraction in administrative, general and tax expenses which was due to seasonal factors, as we will explain later in this report.

The aforementioned offset the negative effect of the slight reduction in operating income due to:

(i)	A decrease of non-financial income, mainly at BCP Stand-alone, due to a contraction in fee income and in gains on foreign exchange transactions (explained in section 5. Non-financial income).

(ii)	The drop in net interest income, as explained in section 4. Net interest income (NII).

In the YoY analysis, operating efficiency deteriorated due to 4.8% growth in operating expenses in a scenario in which operating income increased only 2.4%. The increase in operating expenses was due primarily to growth in Employee Salaries and Benefits, which was in turn mainly attributable to higher expenses for salaries in BCP Stand-alone and to a lesser extent, to an increase in administrative, general and taxes expenses. Growth in operating income was primarily associated with expansion in both fee income and in net interest income.

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Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change
S/ 000	1Q17 (1)%		4Q17 (1)%		1Q18%		QoQ	YoY
Marketing	57,294	12%	88,126	15%	63,807	13%	-27.6%	11.4%
Taxes and contributions	51,394	11%	61,020	10%	56,247	11%	-7.8%	9.4%
Insfrastructure	61,398	13%	70,427	12%	61,586	12%	-12.6%	0.3%
Minor expenses	55,635	11%	70,262	12%	36,258	7%	-48.4%	-34.8%
Systems outsourcing	55,387	11%	51,016	8%	50,835	10%	-0.4%	-8.2%
Programs and systems	55,457	11%	69,640	12%	58,808	12%	-15.6%	6.0%
Communications	19,140	4%	24,742	4%	19,249	4%	-22.2%	0.6%
Rent	43,977	9%	44,333	7%	43,477	9%	-1.9%	-1.1%
Consulting	31,244	6%	52,666	9%	29,473	6%	-44.0%	-5.7%
Channels	44,894	9%	59,470	10%	47,801	10%	-19.6%	6.5%
Others (2)	12,646	3%	10,143	2%	28,834	6%	184.3%	128.0%
Total administrative and general expenses	488,466	100%	601,846	100%	496,375	100%	-17.5%	1.6%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The QoQ decrease in administrative and general expenses was due to:

(i)	The drop in Minor expenses, mainly at BCP Stand-alone, associated with lower expenses for insurance.

(ii)	The decrease in expenses for Marketing, given that every 4Q is affected by seasonal factors that register the impact of expenses for end-of-year campaigns for products and services at BCP Stand-alone.

(iii)	Consultants, due to higher expenses in this account in 4Q17, particularly at BCP Stand-alone, due to the digital innovation and cultural transformation projects. The aforementioned offset the increase posted by Mibanco for this account after the bank hired consultancy services for Effective Management.

In the YoY analysis, administrative and general expenses grew 1.6%, mainly due to an increase in eliminations following the consolidation of Pacifico of BCP Stand-alone and to a lesser extent, to an increase in marketing expenses. The aforementioned was slightly offset by a drop in minor expenses, particularly at Pacifico due to the elimination of transfer costs between EPS and Pacifico Vida and to lower expenses on insurance at BCP Stand-alone given that in 1Q17, a policy for unfortunate events to cover expenses for card cloning was assumed, generating additional costs to aggregate the effect to December 2016.

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7.1 Operating Expenses / Total Average Assets Ratio

The ratio for operating expenses/average total assets fell QoQ and YoY. The QoQ reduction was due to the seasonal impacts on operating expenses that were outlined above. The annual analysis reveals an improvement in the ratio given that the increase in total average assets was greater than growth in expenses.

Operating Expenses / Total Average Assets Ratio

The following graph shows the evolution of the variation in operating expenses versus total average assets for the last 4 years. It is important to note that the improvements obtained compared to 2014 were attributable mainly to on-going and adequate management of operating expenses in an environment marked by low growth in assets and in loans, in particular in 2016 and 2017, as is evident in the figure below.

QoQ % of Change QoQ of Operating Expenses and Total Average Assets

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7.2	Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacifico	Prima	Credicorp Capital	Credicorp
1Q17	38.3%	55.5%	57.4%	22.2%	27.5%	43.7%	112.6%	41.8%
4Q17	44.7%	45.2%	64.1%	22.1%	30.2%	51.7%	104.8%	45.3%
1Q18	39.2%	49.6%	63.8%	23.5%	31.8%	49.8%	108.6%	42.8%
Var. QoQ	-550 bps	440 bps	-30 bps	140 bps	160 bps	-190 bps	380 bps	-250 bps
Var. YoY	90 bps	-590 bps	640 bps	130 bps	430 bps	610 bps	-400 bps	100 bps

(1) Operating income + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).

The analysis of the efficiency ratio by subsidiary shows that the improvement of +250 bps at Credicorp level was attributable primarily to BCP Stand-alone and was due, in large part, to a seasonal effect that is present every 4Q (described in the previous section) and to a lesser degree, to a decrease in the efficiency ratio at Prima AFP. The aforementioned offset the deterioration in operating efficiency at Mibanco.

It is important to note that Mibanco has improved its efficiency ratio every quarter since 1Q17. This reflects on-going control of operating expenses and a significant improvement in income generation. The deterioration in efficiency this quarter was due primarily to an increase in operating expenses for the implementation of the Effective Management project, which seeks to improve processes at the branch level to increase productivity.

In the YoY analysis, Credicorp’s efficiency ratio rose +100 bps. This growth was mainly attributable to a +100-bps increase at BCP Stand-alone and to a lesser extent, to the increases posted by other subsidiaries, with the notable exception of Mibanco, which reported a significant improvement of -590 bps.

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8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
S/ 000	Mar 17	Dec 17	Mar 18	Mar 18 / Dec 17	Mar 18 / Mar 17
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(210,563)	(208,937)	(210,310)	0.7%	-0.1%
Capital Surplus	229,339	271,948	199,996	-26.5%	-12.8%
Legal and Other capital reserves (1)	15,889,763	14,647,709	17,578,906	20.0%	10.6%
Minority interest (2)	349,667	348,646	376,990	8.1%	7.8%
Loan loss reserves (3)	1,284,453	1,394,135	1,355,885	-2.7%	5.6%
Perpetual subordinated debt	812,000	810,250	806,750	-0.4%	-0.6%
Subordinated Debt	4,965,484	4,439,741	4,421,708	-0.4%	-11.0%
Investments in equity and subordinated debt of financial and insurance companies	(752,488)	(663,528)	(613,241)	-7.6%	-18.5%
Goodwill	(636,479)	(635,975)	(641,505)	0.9%	0.8%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	23,250,169	21,722,983	24,594,173	13.2%	5.8%

Tier I (5)	12,554,858	12,644,124	13,615,257	7.7%	8.4%
Tier II (6) + Tier III (7)	10,695,311	9,078,858	10,978,916	20.9%	2.7%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,236,995	17,385,609	17,683,008	1.7%	8.9%
Insurance Consolidated Group (ICG) Capital Requirements	1,184,589	913,427	926,264	1.4%	-21.8%
FCG Capital Requirements related to operations with ICG (8)	(219,634)	(287,730)	(256,143)	-11.0%	16.6%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	17,201,950	18,011,306	18,353,128	1.9%	6.7%
Regulatory Capital Ratio (A) / (B)	1.35	1.21	1.34
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 12,071 million) and optional capital reserves (S/ 5,508 million).

(2) Minority interest includes Tier I (S/ 377 million).

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of 2017, Credicorp reported a comfortable capitalization level that was 33% higher than the capital required by the Peruvian Regulator. The increase in this ratio was driven by growth in regulatory capital (+12.1% QoQ), which was in turn associated with the distribution of net income attained in 2017 that implied an increase in special reserves and restricted special reserves, as per the announcement made in 1Q18.

With regard to the regulatory capital requirement, it increased QoQ due to the higher capital requirement from the Financial Consolidated Group, in particular from BCP Stand-alone.

In the YoY analysis, the regulatory capital ratio posted and slight decrease from 1.35 in 1Q17 to 1.33 in 1Q18. This was due to the effect on regulatory capital of Special Dividend Payment made in 4Q17, which was attenuated by the effect of net income generation in 1Q18.

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8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Mar 17	Dec 17	Mar 18	QoQ	YoY
Capital Stock	7,933,342	7,933,342	8,770,365	10.6%	10.6%
Legal and Other capital reserves	3,885,484	3,885,494	4,184,303	7.7%	7.7%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,135,286	1,234,999	1,146,746	-7.1%	1.0%
Perpetual subordinated debt	730,800	729,225	645,400	-11.5%	-11.7%
Subordinated Debt	4,472,169	3,978,406	4,041,960	1.6%	-9.6%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,242,640)	(1,241,060)	(1,275,333)	2.8%	2.6%
Investment in subsidiaries and others	(1,310,797)	(1,587,715)	(1,567,782)	-1.3%	19.6%
Unrealized profit and net income in subsidiaries	68,157	346,656	292,449	-15.6%	329.1%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	16,792,358	16,398,322	17,391,358	6.1%	3.6%
Off-balance sheet	31,054,769	33,218,412	32,849,193	-1.1%	5.8%
Tier 1 (2)	11,806,223	11,805,448	12,840,318	8.8%	8.8%
Tier 2 (3) + Tier 3 (4)	4,986,135	4,592,875	4,551,040	-0.9%	-8.7%
Total risk-weighted assets	100,356,369	108,950,140	109,285,520	0.3%	8.9%
Market risk-weighted assets (5)	1,205,828	1,391,099	1,870,259	34.4%	55.1%
Credit risk-weighted assets	90,822,870	98,799,888	98,592,033	-0.2%	8.6%
Operational risk-weighted assets	8,327,672	8,759,154	8,823,228	0.7%	6.0%
Adjusted Risk-Weighted Assets	99,785,022	108,293,546	108,539,396	0.2%	8.8%
Total risk-weighted assets	100,356,369	108,950,140	109,285,520	0.3%	8.9%
(-) RWA Intangible assets, excluding goodwill.	571,347	656,594	1,304,099	98.6%	128.2%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	557,976	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,458,416	13,569,117	13,662,112	0.7%	9.7%
Market risk capital requirement (5)	120,583	139,110	187,026	34.4%	55.1%
Credit risk capital requirement	9,082,287	9,879,989	9,859,203	-0.2%	8.6%
Operational risk capital requirement	832,767	875,915	882,323	0.7%	6.0%
Additional capital requirements	2,422,779	2,674,103	2,733,560	2.2%	12.8%

Capital ratios
Tier 1 ratio (6)	11.76%	10.84%	11.75%
Common Equity Tier 1 ratio (7)	10.92%	11.83%	11.22%
BIS ratio (8)	16.73%	15.05%	15.91%
Risk-weighted assets / Regulatory capital (9)	5.98	6.64	6.28

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

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At the end of 1Q18, the BIS ratio was situated at 15.91%, which topped the figure reported at the end of 4Q17

(15.05%). This was due to significant growth in regulatory capital (+6.1% QoQ), which was in turn associated with the distribution of net income attained in 2017 after the Annual General Meeting of Shareholders approved the capitalization of earnings as well as the increase in legal reserves in March 2018.

The Tier 1 ratio rose from 10.84% in 4Q17 to 11.75% in 1Q18 due to the evolution of Tier 1 (+8.8% QoQ) versus the very slight increase in RWAs (0.3%).

Finally, the Common Equity Tier 1 ratio (CET1), the most rigorous capital ratio, reported a contraction of 61 bps QoQ contraction. This was attributable to the distribution of net income attained in 2017 after the Annual General Meeting of Shareholders declared dividends.

Common Equity Tier 1 Ratio – BCP Stand-alone

December 2017	March 2018

(1) The gain on sale of BCI shares to Credicorp contributed around 40bps to the level of Retained earnings on the Common Equity Tier 1 ratio.

(2) Includes investments in BCP Bolivia and other subsidiaries.

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9.	Banking business’s Distribution channels

	As of			% change (units)
	Mar 17	Dec 17	Mar 18	QoQ	YoY
Branches	451	448	438	-10	-13
ATMs	2,321	2,329	2,321	-8	-
Agentes BCP	5,976	6,310	6,191	-119	215
Total BCP's Network	8,748	9,087	8,950	-137	202
Total Mibanco's Network (1)	318	324	325	1	7
Total Peru's Network	9,066	9,411	9,275	-136	209
Branches	51	55	55	-	4
ATMs	261	270	275	5	14
Agentes BCP Bolivia	159	230	230	-	71
Total Bolivia's Network	471	555	560	5	89
Total Banking Business Network (2)	9,537	9,966	9,835	-131	298

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches,

which in Mar 17, Dec 17 and Mar 18 were 40, 38 and 38 respectively.

(2) ASB not included.

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia reported a total of 9,835 points of contact at the end of 1Q18, which represented a drop of 131 points QoQ.

BCP Stand-alone posted a total of 8,950 points of contact at the end of 1Q18, which represented a reduction of 137 points QoQ. The aforementioned was due primarily to a drop in the number of Agentes BCP (-119 QoQ) given that in the first quarter of every year, a review is conducted of the performance of Agentes BCP and those that fail to reach profitability benchmarks for the year are shut down.

Mibanco maintained a stable number of branches QoQ. It is important to mention that Mibanco has an agreement with the Banco de la Nacion that allows it to use the latter’s offices throughout the country to reduce operating costs. At the end of 1Q18, these offices represented 12% (38 branches) of Mibanco’s total of 325 branches.

BCP Bolivia increased its points of contact by +5 points 1Q18 due to growth in the number of ATMs. This was in line with the bank’s growth strategy, which has set a goal to open 300 Agentes BCP by the end of 2018.

In the YoY analysis, BCP Stand-alone’s total number of points of contact rose by 180 units, which was mainly attributable to the increase in Agentes BCP (+205). This reflected the bank’s strategy to step-up banking penetration and promote migration to cost-efficient channels. The number of branches fell by 14 QoQ, which led to a subsequent drop in ATMs YoY (-11).

BCP Bolivia increased its points of contact (+89 YoY), mainly due to growth in agentes BCP. Mibanco posted an increase in its total number of branches (+7 YoY), which was attributable to on-going business expansion.

Points of contact – BCP Stand-alone

	As of			% change (units)
	Mar 17	Dec 17	Mar 18	QoQ	YoY
Lima	282	281	276	-5	-6
Provinces	169	167	162	-5	-7
Total Branches	451	448	438	-10	-13
Lima	1,555	1,528	1,531	3	-24
Provinces	766	801	790	-11	24
Total ATM's	2,321	2,329	2,321	-8	0
Lima	3,124	3,327	3,269	-58	145
Provinces	2,852	2,983	2,922	-61	70
Total Agentes BCP	5,976	6,310	6,191	-119	215
Total points of contact	8,748	9,087	8,950	-137	202

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This quarter, the number of points of contact at BCP Stand-alone fell 137 points. Lima accounted for 60 points of this drop and the provinces, 77. It is important to note that the bank eliminated a branch in Lima with a traditional format to introduce a new layout known as “BCP Lab” to drive a pilot experience and explore new initiatives to improve the clients’ experiences. We are also actively promoting the use of digital channels to improve customer service and the efficiency of our points of contact.

The YoY analysis reported significant growth in the total number of points of contact. This was primarily attributable to an increase of Agentes BCP (+205), which took place both in Lima (+138) and in the provinces (+67). It is important to note that the plan for growth is based on the historic behavior of each territory with the aim of achieving the target set for national expansion.

The aforementioned helped offset the drop in Branches and ATMs. This decline was seen in both Lima and in the provinces and is in line with the bank’s strategy to promote migration to cost-efficient channels. The number of ATMs in the provinces fell YoY (-35) while in Lima, the total increased (+24) due to new ATMs installed in branches and in other public spaces.

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	1Q17%		4Q17%		1Q18%		QoQ	YoY
Traditional	Teller	8,209,262	7.6%	8,379,478	6.4%	7,989,543	6.2%	-4.7%	-2.7%
channels	Telephone banking	3,617,008	3.3%	4,892,314	3.7%	4,502,039	3.5%	-8.0%	24.5%
Cost-efficient	Agentes BCP	15,883,836	14.7%	19,383,629	14.7%	19,147,059	14.8%	-1.2%	20.5%
channels	ATMs	19,689,451	18.2%	22,034,832	16.8%	21,733,218	16.8%	-1.4%	10.4%
Digital	Mobile banking	19,161,532	17.7%	33,389,721	25.4%	35,607,617	27.5%	6.6%	85.8%
channels	Internet banking Via BCP	18,665,888	17.2%	17,447,776	13.3%	14,087,742	10.9%	-19.3%	-24.5%
	Balance inquiries (2)	2,240,812	2.1%	1,877,972	1.4%	1,716,853	1.3%	-8.6%	-23.4%
	Telecrédito	9,348,825	8.6%	10,746,093	8.2%	10,415,356	8.1%	-3.1%	11.4%
Others	Direct debit	678,060	0.6%	613,776	0.5%	615,195	0.5%	0.2%	-9.3%
	Points of sale P.O.S.	10,609,166	9.8%	12,534,911	9.5%	13,251,916	10.3%	5.7%	24.9%
	Other ATMs network	216,113	0.2%	220,218	0.2%	201,712	0.2%	-8.4%	-6.7%
	Total transactions	108,319,952	100.0%	131,520,719	100.0%	129,268,250	100.0%	-1.7%	19.3%

(1) Figures include monetary and non-monetary transactions.

(2) Figures from 1Q17 differ from previously reported because they included estimated figures.

The monthly average of transactions fell QoQ due to a seasonal effect. As such, the YoY analysis provides a clearer picture of growth in transaction volumes. It is important to note that in 1Q18, the largest proportion of the drop in volume was see in Internet Banking Via BCP (-19.3% QoQ), followed by Telephone Banking (-8.0% QoQ) and Tellers (-4.7% QoQ). This reflects the bank’s strategy to migrate to digital and cost-efficient channels.

Mobile Banking posted the largest increase of all transaction channels (+6.6%) and has significantly increased its share of total transactions, which was situated at 27.5% in 1Q18. This was in keeping with our strategy to migrate to digital channels.

In the YoY analysis, which excludes the seasonal effect, an increase was seen in the monthly transaction level (+19.3%). The aforementioned was due primarily to an increase in the transactions through the following channels:

(i)	Mobile Banking (+85.8% YoY) continues to increase its share due to mobile applications such as “Banca Celular BCP” and “Tus Beneficios BCP;” moves to open accounts for time deposits; confirmation of transactions with digital fingerprints through Android and IOS; and loan payments.

(ii)	Agentes BCP (+20.5% YoY), where the vast majority of the increase in the transactions volume is due to growth in deposits, withdrawals and payments of services (the option to pay electricity was established and the number of participating companies was increased), and, to a lesser extent, due to an increase in the volume of wire transfer issuances and withdrawals. The bank also instituted a campaign directed at the “socio agente BCP[7]” to promote electronic sales of SOAT.

7 Hires and is responsible for the functioning of agentes BCP

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(iii)	Points of sale P.O.S (+24.9% YoY), where the increase was due primarily to an initiative to promote the Latam Miles Program in 1Q18. This venue’s share of total the total monthly transactions average increased to 10.3% in 1Q18 vs. 9.8% in 1Q17.

(iv)	ATMs (+10.4% YoY), whose growth was in line with the annual expansion posted in the transactions volume. A large portion of this increase was attributable to the fact that the ATMs were equipped with more functionalities to contemplate deposits, balance inquiries and other kinds of non-monetary transactions.

Some channels posted a decrease in their transactions YoY: (i) Internet Banking ViaBCP (-24.5%), due to an increase in Mobile Banking, which is now equipped with functions similar to those found in Internet Banking, (ii) Balance Inquiries (-23.4%) and (iii) Tellers (-2.7%), in line with migration to cost-efficient channels.

Transformation Strategy – BCP Stand-alone

(1) Not including Telecredito, Direct debit, POS and Other ATMs network.

(2) Includes: Internet banking Via BCP, Mobile banking and Balance inquiries.

(3) Numbers as of March 2018.

It is important to note that future growth in banking in the region will primarily focus on digital channels. For this reason, companies at Credicorp continue to strengthen their strategic position in cost-efficient channels. This is in line with Credicorp’s Transformation Strategy and is the driving force of growth in the transactions volume, mainly in Mobile Banking.

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10.	Economic Perspectives

10.1	Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019
GDP (US$ Millions)	192,353	195,707	215,411	229,513	245,111
Real GDP (% change)	3.3	4.0	2.5	3.5	3.5
GDP per capita (US$)	6,165	6,213	6,774	7,128	7,542
Domestic demand (% change)	2.9	1.1	1.6	3.7	3.8
Total consumption (% change)	4.9	2.7	2.3	2.9	3.8
Private Consumption (% change)	4.0	3.3	2.5	2.8	3.5
Gross fixed investment (as % GDP)	25.1	23.0	22.4	22.7	22.9
Private Investment (% change)	-4.2	-5.7	0.3	3.5	4.0
Public Investment (% change)	-9.5	0.2	-2.8	11.5	5.5
Public Debt (as % GDP)	23.0	23.6	24.7	26.5	28.0
System loan growth (% change) (1)	17.3	3.9	4.3	-	-
Inflation (2)	4.4	3.2	1.4	2.5	2.5
Reference Rate	3.75	4.25	3.25	2.75	3.00
Exchange rate, end of period	3.41	3.36	3.24	3.20-3.25	3.20-3.25
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	-1.1%	0.0%
Fiscal balance (% GDP)	-2.1	-2.6	-3.1	-3.5	-2.9
Trade balance (US$ Millions)	-2,916	1,888	6,266	8,700	6,900
(As % GDP)	-1.5%	1.0%	2.9%	3.8%	2.8%
Exports	34,414	37,020	44,918	50,000	51,400
Imports	37,330	35,132	38,652	41,300	44,500
Current account balance (US$ Millions)	-9,169	-5,303	-2,716	-2,984	-3,922
(As % GDP)	-4.8%	-2.7%	-1.3%	-1.3%	-1.6%
Net international reserves (US$ Millions)	61,485	61,686	63,621	66,151	68,651
(As % GDP)	32.0%	31.5%	29.5%	28.8%	28.0%
(As months of imports)	20	21	20	19	19

Source: Estimates by BCP Economic Research as of March 2018; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate

(2) Inflation target: 1% - 3%

Economic Activity: the economy experienced a smooth political transition, and the new Government will maintain the macroeconomic fundamentals observed in Peru over the past 25 years (for more information, refer to section 10.3 Smooth political transition). We have made no changes to our macroeconomic forecasts despite the change in Government. GDP and Domestic Demand will grow around 3.5% this year, above 2017’s figure, due to:

(i)	Favorable international environment:

▪	The IMF made no changes to the global GDP growth forecast for this year, which stands at 3.9% (7-year peak).
▪	The price of copper stands above USD/lb. 3.00 (average price of 1Q18 almost 50% above the same quarter two-years ago); the terms of trade have accumulated 7 consecutive quarters of growth.

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(ii)	Monetary and Fiscal counter-cyclical policies:

▪	The Central Bank has lowered its reference rate 150bps in the last 12 months, and we do not rule out another 25bps rate cut.
▪	Public investment mat rebound this year (1Q18: +14.0% YoY) due to the reconstruction process after the El Nino Phenomenon in 2017.

Nonetheless, the 3.5% expected growth for this year still faces downside risks, such as the potential under-execution of public investment.

Inflation: from its current level of 0.5% YoY in April, inflation is expected to accelerate gradually (negative inflation in 6 of the last 9 months last year) to close the year around 2.5%.

Monetary policy rate: since April 2017, the Central Bank has lowered its reference rate by 150bps, going from 4.25% to 2.75%. We do not rule out a final 25pbs rate cut by the monetary institution if inflation takes a surprise downward turn and the economic recovery is not as robust as expected by the monetary institution.

Exchange Rate: we maintain our long-held call that the exchange rate will close this year between USDPEN 3.20-3.25 due to sound external accounts (the trade balance may reach a surplus of almost USD 9 billion this year). However, today the balance of risks points toward PEN depreciation, mainly due to external factors (faster increases in international rates, abrupt strengthening of the dollar, and/or drops in metal prices).

10.2 Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

Our estimates suggest that GDP expanded around 3.0% YoY in 1Q18. Domestic Demand is expected to have expanded around 4.0% YoY in the same quarter, partially due to rebound in both public (1Q17: -16.4%) and private (1Q17: -5.3%) investment.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

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Annual inflation closed 1Q18 at 0.4% YoY; this was the lowest figure registered since December 2009 and the first time that inflation has situated in the lower band of the Central Bank’s target range (1%-3%) in the last 8 years. In parallel, core inflation stood at 2.0% YoY, a 5-year low. In this context, in 1Q18 the Peruvian Central Bank lowered its reference rate 50bps, from 3.25% to 2.75% (25bps in the January meeting and other 25pbs at the March meeting). With these cuts, the reference rate has been reduced 150bps in the past 12 months.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: Central Bank

*BCP estimates

In 1Q18, the annualized fiscal deficit stood at 3.1% of GDP (2017: 3.1%). Fiscal revenues represented 18.2% of GDP (2017: 18.0%), posting an increase for the second consecutive quarter. In real terms, fiscal revenues advanced 7.2% YoY in 1Q18 due to an improvement in terms of trade. In contrast, public spending stood stable at 20.0% of GDP. In real terms, it increased 6.0% YoY in 1Q18; public investment grew 14.0% YoY.

As of February 2018, the 12-month-rolling trade balance registered a surplus of USD 6,283 million. The sound trade surplus is mainly explained by higher exports (+17.2% YoY), led by copper exports (+27.8% YoY). Non-traditional exports also accelerated to 10.0% YoY; this represents the highest level reported since 2012. Regarding imports, the 12-month-rolling imports as of February 2018 increased 11.3% YoY.

Exchange rate (S/ per US$)

Source: Bloomberg

In 1Q18, the exchange rate closed at USDPEN 3.227, which implied 0.4% in PEN compared to the figure at the close of 2017 (USDPEN 3.241). During March, the exchange rate escalated to USDPEN 3.28 in a context of high political turmoil prior to the vote on the second presidential vacancy (for more information referred to section 10.3 Smooth political transition). Thereafter, the rate fell to a range between USDPEN 3.22-3.24.

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All of the currencies in the region appreciated in 1Q18. PEN’s appreciation (0.4%) was lower than that of CLP (1.9%), COP (6.4%) and MXN (7.5%) but above that of BRL (0.2%). Furthermore, in 1Q18 the Peruvian Central Bank purchased USD 184 million at the start of the quarter (net USD purchases 2017: USD 5,246 million).

10.3 Smooth political transition

On March 21st Pedro Pablo Kuczynski (PPK), former President of Peru, resigned the presidency amid political turmoil before a second impeachment vote (the first one took place in December 2017). Martin Vizcarra8 (Kuczynski’s Vice-president) assumed the office on March 23rd. On April 2nd. Subsequently, a completely new Cabinet took office, led by Cesar Villanueva9 as Prime Minister and David Tuesta10 as head of the Ministry of Finance (MoF).

According to President Vizcarra, the priorities of the government until the end of term (July 28th, 2021) are: fighting corruption, prioritizing health and education, and supporting private investment along with SMEs. The new Cabinet obtained a vote of confidence from Congress on March 2nd. Prime Minister Villanueva announced that the Cabinet will request legislative powers in the topics of economics and finance, reconstruction, fight against corruption, modernization of the State, and protection of violence victims.

The head of the MoF, David Tuesta, has commented his intention to:

▪	Bolster fiscal revenues. Some of the initiatives hinted by the government are:

(i)	revision of tax-exemptions and other tax benefits (according to the national tax and customs agency these represent slightly above 2.0% of GDP),
(ii)	the implementation of a ruling to fight tax elusion (it was suspended in 2014 until the MoF established a ruling), and
(iii)	possible changes to the excise tax with the objective of collecting PEN 2,000 million.

▪	Optimizing public spending. The MoF announced his intention to cut current expenditures on consulting, recruitment and others for PEN 10,000 million (these have doubled in the past 10 years) in order to execute more public investment.

▪	Increasing potential GDP growth up to 5.0% (the current estimate is 3.5%).

The new government will preserve the macroeconomic fundamentals observed in Peru over the past 25 years (prudent macroeconomic policies; trade openness and integration into the world economy; and a legal framework that protects and promotes private investment). It should be noted that the three credit rating agencies have maintained their stable outlook and Peru’s sovereign credit rating has not varied (Moody’s: A3, S&P and Fitch: BBB+).

8 Martín Vizcarra is an engineer who served as Regional Governor of Moquegua (a mining region in the south of Peru) between 2011-2014. Later, he was appointed as head of the Ministry of Transportation and Communications (2016-2017) and Peru’s ambassador to Canada (2017-2018).

9 Cesar Villanueva is congressman from the opposition party “Alianza por el Progreso”, who served as Regional President of San Martin (a region in the Peruvian jungle) between 2007-2013; he was was also Prime Minister in the Humala administration (October 2013/February 2014).

10 David Tuesta holds a PhD in economics and was formerly corporate director of strategic affairs at the CAF Development Bank and chief economist at BBVA Research in the areas of pensions and financial inclusion in Madrid.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In S/ thousands, IFRS)

	As of			% change
	Mar 17	Dec 17	Mar 18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,982,709	5,039,602	4,888,902	-3.0%	22.8%
Interest bearing	25,099,672	25,311,125	22,363,543	-11.6%	-10.9%
Total cash and due from banks	29,082,381	30,350,727	27,252,445	-10.2%	-6.3%

Trading securities, net	5,248,004	4,549,050	8,312,081	82.7%	58.4%

Loans	92,414,588	100,477,774	100,570,511	0.1%	8.8%
Current	89,646,784	97,458,552	97,575,294	0.1%	8.8%
Internal overdue loans	2,767,804	3,019,222	2,995,217	-0.8%	8.2%
Less - allowance for loan losses	(4,205,005)	(4,500,498)	(4,805,105)	6.8%	14.3%
Loans, net	88,209,583	95,977,276	95,765,406	-0.2%	8.6%

Investments available for sale	21,031,475	24,437,263	22,673,306	-7.2%	7.8%
Investments held to maturity	5,036,349	4,429,599	4,077,491	-7.9%	-19.0%
Reinsurance assets	548,500	715,695	674,320	-5.8%	22.9%
Premiums and other policyholder receivables	629,440	656,829	707,241	7.7%	12.4%
Property, plant and equipment, net	1,665,222	1,642,814	1,594,786	-2.9%	-4.2%
Due from customers on acceptances	495,936	532,034	721,061	35.5%	45.4%
Investments in associates (1)	679,744	708,873	705,050	-0.5%	3.7%
Other assets (2)	7,088,300	6,506,586	8,060,598	23.9%	13.7%

Total assets	159,714,934	170,506,746	170,543,785	0.0%	6.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	22,836,306	24,193,949	26,464,658	9.4%	15.9%
Interest bearing	67,044,576	72,976,462	71,728,447	-1.7%	7.0%
Total deposits and obligations	89,880,882	97,170,411	98,193,105	1.1%	9.2%

BCRP instruments	9,979,835	9,286,032	6,494,792	-30.1%	-34.9%
Due to banks and correspondents	7,639,760	7,996,889	7,824,148	-2.2%	2.4%
Bonds and subordinated debt	15,410,094	16,242,257	15,318,649	-5.7%	-0.6%
Acceptances outstanding	495,936	532,034	721,061	35.5%	45.4%
Reserves for property and casualty claims	1,021,623	1,180,852	1,202,608	1.8%	17.7%
Reserve for unearned premiums	5,900,319	6,262,908	6,393,957	2.1%	8.4%
Reinsurance payable	383,457	397,553	436,901	9.9%	13.9%
Other liabilities	8,874,547	9,184,107	12,171,891	32.5%	37.2%
Total liabilities	139,586,453	148,253,043	148,757,112	0.3%	6.6%

Net equity	19,699,940	21,756,568	21,312,210	-2.0%	8.2%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(210,563)	(208,937)	(210,310)	0.7%	-0.1%
Capital surplus	229,339	271,948	199,996	-26.5%	-12.8%
Reserves	15,889,763	14,647,709	17,578,906	20.0%	10.6%
Unrealized gains (losses)	1,400,609	1,455,595	1,145,570	-21.3%	-18.2%
Retained earnings	1,071,799	4,271,260	1,279,055	-70.1%	19.3%

Non-controlling Interest	428,541	497,135	474,463	-4.6%	10.7%

Total equity	20,128,481	22,253,703	21,786,673	-2.1%	8.2%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	159,714,934	170,506,746	170,543,785	0.0%	6.8%

Contingent credits	61,554,544	65,840,952	64,544,280	-2.0%	4.9%
Total performance bonds, stand-by and L/Cs.	17,569,654	19,369,559	18,442,011	-4.8%	5.0%
Total unutilized credit lines	24,573,607	23,553,406	23,211,153	-1.5%	-5.5%
Total derivates (notional) and others	19,411,283	22,917,987	22,891,115	-0.1%	17.9%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

48

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In S/ thousands, IFRS)

	Quarter			% change
	1Q17	4Q17	1Q18	QoQ	YoY
Interest income and expense
Interest and dividend income	2,739,779	2,832,384	2,794,942	-1.3%	2.0%
Interest expense (1)	(726,692)	(766,410)	(746,240)	-2.6%	2.7%
Net interest income	2,013,087	2,065,974	2,048,702	-0.8%	1.8%

Provision for loan losses, net of recoveries	(536,494)	(441,250)	(371,024)	-15.9%	-30.8%

Non-financial income
Fee income (1)	681,047	783,976	744,677	-5.0%	9.3%
Net gains on foreign exchange transactions (2)	166,486	172,709	162,295	-6.0%	-2.5%
Net gains on sales of securities	57,821	237,705	92,389	-61.1%	59.8%
Net gains from associates (3)	6,023	4,747	8,387	76.7%	39.2%
Net gains on derivatives (4)	54,341	8,213	(312)	-103.8%	-100.6%
Result on exchange difference (2)	9,070	1,991	5,889	195.8%	-35.1%
Other Income	68,745	69,249	82,876	19.7%	20.6%
Total non-financial income, net	1,043,533	1,278,590	1,096,201	-14.3%	5.0%

Insurance underwriting result
Net earned premiums	465,304	470,837	508,202	7.9%	9.2%
Net claims	(280,964)	(283,354)	(294,745)	4.0%	4.9%
Acquisition cost	(62,061)	(66,141)	(97,548)	47.5%	57.2%
Total insurance underwriting result	122,279	121,342	115,909	-4.5%	-5.2%

Operating expenses
Salaries and social benefits	(753,266)	(804,067)	(777,345)	-3.3%	3.2%
Administrative, general and tax expenses	(488,466)	(601,846)	(496,375)	-17.5%	1.6%
Depreciation and amortization	(115,887)	(117,414)	(116,699)	-0.6%	0.7%
Other expenses	(49,492)	(42,912)	(49,325)	14.9%	-0.3%
Total expenses	(1,407,111)	(1,566,239)	(1,439,744)	-8.1%	2.3%

Operating income	1,235,294	1,458,417	1,450,044	-0.6%	17.4%
Income taxes	(325,668)	(371,284)	(385,392)	3.8%	18.3%

Net income	909,626	1,087,133	1,064,652	-2.1%	17.0%
Non-controlling interest	20,051	23,475	26,844	14.4%	33.9%
Net income attributed to Credicorp	889,575	1,063,658	1,037,808	-2.4%	16.7%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading,

which was previously included in net gains on foreign exchange transactions.

(3) Includes the agreement between Grupo Pacifico and Banmedica.

(4) Since 1Q17, “Net gains on derivatives” is reported as non-financial income rather than net interest income, as was the case in the past.

49

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In S/ thousands, IFRS)

	As of			% change
	Mar 17	Dec 17	Mar 18	QoQ	YoY
ASSETS
Cash and due from banks	27,480,029	28,882,496	25,038,742	-13.3%	-8.9%
Cash and BCRP	24,236,044	26,258,886	17,510,856	-33.3%	-27.7%
Deposits in other banks	3,030,994	2,450,994	7,489,571	205.6%	147.1%
Interbanks	210,000	167,845	32,300	-80.8%	-84.6%
Accrued interest on cash and due from banks	2,991	4,771	6,015	26.1%	101.1%

Trading securities	3,326,738	2,127,933	4,190,860	96.9%	26.0%

Total loans	84,745,416	91,598,235	91,979,338	0.4%	8.5%
Current	82,084,000	88,700,394	89,117,161	0.5%	8.6%
Internal overdue loans	2,661,416	2,897,841	2,862,177	-1.2%	7.5%
Less - allowance for loan losses	(3,999,842)	(4,273,613)	(4,576,672)	7.1%	14.4%
Loans, net	80,745,574	87,324,622	87,402,666	0.1%	8.2%

Investment available for sale	9,170,661	12,051,088	12,111,102	0.5%	32.1%
Investments held to maturiy	4,730,549	4,084,680	3,754,289	-8.1%	-20.6%
Property, plant and equipment, net	1,501,404	1,436,417	1,393,298	-3.0%	-7.2%
Due from customers acceptances	495,936	532,034	721,061	35.5%	45.4%
Other assets (1)	3,350,523	3,219,397	3,755,341	16.6%	12.1%

Total assets	130,801,414	139,658,667	138,367,359	-0.9%	5.8%

LIABILITIES AND NET EQUITY

Deposits and obligations	78,341,176	85,506,358	86,771,759	1.5%	10.8%
Demand deposits	23,923,436	26,146,487	27,674,773	5.8%	15.7%
Saving deposits	24,929,341	26,793,277	27,881,626	4.1%	11.8%
Time deposits	22,800,621	25,199,406	24,336,239	-3.4%	6.7%
Severance indemnity deposits (CTS)	6,537,982	7,170,934	6,676,449	-6.9%	2.1%
Interest payable	149,796	196,254	202,672	3.3%	35.3%

BCRP instruments	9,979,835	9,286,032	6,494,792	-30.1%	-34.9%
Due to banks and correspondents	8,111,636	8,264,139	8,069,930	-2.4%	-0.5%
Bonds and subordinated debt	14,195,725	15,451,019	14,528,362	-6.0%	2.3%
Acceptances outstanding	495,936	532,034	721,061	35.5%	45.4%
Other liabilities (2)	6,451,236	5,068,258	7,088,476	39.9%	9.9%

Total liabilities	117,575,544	124,107,840	123,674,380	-0.3%	5.2%

Net equity	13,090,791	15,398,256	14,541,053	-5.6%	11.1%
Capital stock	7,639,962	7,639,962	8,476,984	11.0%	11.0%
Reserves	3,666,622	3,666,632	3,965,441	8.1%	8.1%
Unrealized gains and losses	63,094	70,045	58,754	-16.1%	-6.9%
Retained earnings	1,007,086	1,007,086	1,158,354	15.0%	15.0%
Income for the year	714,027	3,014,531	881,520	-70.8%	23.5%

Non-controlling interest	135,079	152,571	151,926	-0.4%	12.5%

Total equity	13,225,870	15,550,827	14,692,979	-5.5%	11.1%

TOTAL LIABILITIES AND NET EQUITY	130,801,414	139,658,667	138,367,359	-0.9%	5.8%

Off-balance sheet	49,631,792	53,783,183	53,750,677	-0.1%	8.3%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

50

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change
	1Q17	4Q17	1Q18	QoQ	YoY
Interest income and expense
Interest and dividend income	2,417,399	2,514,877	2,484,469	-1.2%	2.8%
Interest expense	(656,438)	(673,190)	(651,655)	-3.2%	-0.7%
Net interest income	1,760,961	1,841,687	1,832,814	-0.5%	4.1%

Provision for loan losses, net of recoveries	(521,728)	(422,722)	(355,118)	-16.0%	-31.9%

Non financial income
Fee income	564,311	612,219	592,410	-3.2%	5.0%
Net gains on foreign exchange transactions (1)	154,886	164,307	155,019	-5.7%	0.1%
Net gains on sales of securities	11,645	5,559	38,288	588.8%	228.8%
Net gains on derivatives (2)	55,724	17,566	(3,395)	-119.3%	-106.1%
Result on exchange difference (1)	7,908	6,136	5,728	-6.6%	-27.6%
Other Income	35,477	38,625	63,930	65.5%	80.2%
Total non financial income	829,951	844,412	851,980	0.9%	2.7%

Operating expenses
Salaries and social benefits	(575,903)	(588,871)	(585,848)	-0.5%	1.7%
Administrative, general and tax expenses	(389,731)	(502,271)	(388,340)	-22.7%	-0.4%
Depreciation and amortization	(86,978)	(90,422)	(91,317)	1.0%	5.0%
Other expenses	(33,641)	(21,545)	(38,593)	79.1%	14.7%
Total expenses	(1,086,253)	(1,203,109)	(1,104,098)	-8.2%	1.6%

Operating income	982,931	1,060,268	1,225,578	15.6%	24.7%
Income taxes	(265,272)	(302,582)	(336,508)	11.2%	26.9%
Non-controlling interest	(3,632)	(7,099)	(7,550)	6.4%	107.9%
Net income continuing operations	714,027	750,587	881,520	17.4%	23.5%
Net income discontinuing operations	-	-	-	-	-
Net income	714,027	750,587	881,520	17.4%	23.5%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(2) Since 1Q17, “Net gain on derivatives” is reported as non-financial income rather than net interest income, as was the case in the past.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter
	1Q17	4Q17	1Q18
Profitability
Earnings per share (1)	0.081	0.086	0.101
ROAA (2)(3)	2.2%	2.2%	2.5%
ROAE (2)(3)	21.2%	20.0%	23.6%
Net interest margin (2)(3)	5.67%	5.61%	5.50%
Risk adjusted NIM (2)(3)	4.52%	4.32%	4.43%
Funding Cost (2)(3)(4)	2.40%	2.32%	2.22%

Quality of loan portfolio
IOL ratio	3.14%	3.16%	3.11%
NPL ratio	4.14%	4.14%	4.08%
Coverage of IOLs	150.3%	147.5%	159.9%
Coverage of NPLs	114.0%	112.8%	122.0%
Cost of risk (5)	2.46%	1.85%	1.54%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	41.4%	44.7%	41.3%
Oper. expenses as a percent. of total income - including all other items	41.9%	44.8%	41.1%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.26%	3.46%	3.07%

Capital adequacy (7)
Total regulatory capital (S/ Million)	16,792	16,398	17,391
Tier 1 capital (S/ Million) (8)	11,806	11,805	12,840
Common equity tier 1 ratio (9)	10.92%	11.83%	11.22%
BIS ratio (10)	16.7%	15.05%	15.91%

Share Information
N° of outstanding shares (Million)	8,770.36	8,770.36	8,770.36

(1) Shares outstanding of 8,770 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities."

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk. (9) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

52

11.3	Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Mar 17	Dec 17	Mar 18	QoQ	YoY
ASSETS
Cash and due from banks	1,085,615	913,878	920,376	0.7%	-15.2%
Investments available for sale and trading securities	1,916,823	2,058,284	2,066,837	0.4%	7.8%
Total loans	8,820,974	9,470,787	9,650,729	1.9%	9.4%
Current	8,313,391	8,890,434	9,030,632	1.6%	8.6%
Past-due	404,684	442,986	486,400	9.8%	20.2%
Refinanced	102,899	137,367	133,697	-2.7%	29.9%
Allowance for loan losses	(790,911)	(863,888)	(873,809)	1.1%	10.5%
Net loans	8,030,063	8,606,900	8,776,919	2.0%	9.3%
Property, plant and equipment, net	215,247	190,714	184,516	-3.3%	-14.3%
Other assets	457,412	593,199	626,001	5.5%	36.9%
Total assets	11,705,161	12,362,975	12,574,648	1.7%	7.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,829,817	7,485,390	7,515,338	0.4%	10.0%
Due to banks and correspondents	1,859,034	1,910,329	1,956,571	2.4%	5.2%
Bonds ans subordinated debt	669,858	467,556	469,223	0.4%	-30.0%
Other liabilities	980,548	803,217	935,442	16.5%	-4.6%
Total liabilities	10,339,257	10,666,492	10,876,574	2.0%	5.2%

Net shareholders' equity	1,365,904	1,696,483	1,698,074	0.1%	24.3%

TOTAL LIABILITIES AND NET SHAREHOLDER'S EQUITY	11,705,161	12,362,975	12,574,648	1.7%	7.4%
Net financial income	440,138	486,849	490,917	0.8%	11.5%
Provision for loan losses, net of recoveries	(111,204)	(101,993)	(78,952)	-22.6%	-29.0%
Non financial income	20,055	22,350	23,832	6.6%	18.8%
Operating expenses	(255,463)	(237,687)	(257,473)	8.3%	0.8%
Operating Income	93,526	169,518	178,324	5.2%	90.7%
Translation results	-	-	-	0.0%	0.0%
Income taxes	(25,111)	(46,982)	(48,689)	3.6%	93.9%
Net income	68,415	122,537	129,636	5.8%	89.5%
L/D ratio	129.2%	126.5%	128.4%	190 bps	-80 bps
Internal overdue ratio	4.6%	4.7%	5.0%	30 bps	40 bps
NPL ratio	5.8%	6.1%	6.4%	30 bps	60 bps
Coverage of Internal overdue loans	195.4%	195.0%	179.6%	-1540 bps	-1580 bps
Coverage of NPLs	155.8%	148.9%	140.9%	-800 bps	-1490 bps
ROAE	18.6%	30.0%	30.6%	60 bps	1200 bps
ROAE incl. goodwill	16.9%	27.5%	28.1%	60 bps	1120 bps
Efficiency ratio	55.5%	45.2%	49.6%	440 bps	-590 bps
Branches (1)	318	324	325	0.3%	-100.0%
Employees	10,386	10,061	10,083	0.2%	-100.0%

(1) Includes Banco de la Nacion branches, which in 1Q17 were 40, in 4Q17 were 38 and in 1Q18 were 38.

53

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Mar 17	Dec 17	Mar 18	QoQ	YoY
ASSETS
Cash and due from banks	1,017,399	1,400,145	1,228,815	-12.2%	20.8%
Investments available for sale and trading securities	1,231,499	1,483,091	1,479,436	-0.2%	20.1%
Total loans	5,593,309	6,308,626	6,411,458	1.6%	14.6%
Current	5,465,230	6,167,449	6,259,579	1.5%	14.5%
Internal overdue loans	102,200	118,327	129,871	9.8%	27.1%
Refinanced	25,879	22,850	22,008	-3.7%	-15.0%
Allowance for loan losses	-197,698	-219,294	-220,237	0.4%	11.4%
Net loans	5,395,611	6,089,332	6,191,221	1.7%	14.7%
Property, plant and equipment, net	23,042	56,034	54,947	-1.9%	138.5%
Other assets	108,500	89,761	90,105	0.4%	-17.0%
Total assets	7,776,051	9,118,363	9,044,524	-0.8%	16.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,775,870	7,979,275	8,045,861	0.8%	18.7%
Due to banks and correspondents	98,194	104,448	50,874	-51.3%	-48.2%
Bonds ans subordinated debt	100,764	101,312	100,562	-0.7%	-0.2%
Other liabilities	217,825	296,652	236,150	-20.4%	8.4%
Total liabilities	7,192,653	8,481,687	8,433,447	-0.6%	17.3%

Equity	583,398	636,676	611,077	-4.0%	4.7%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	7,776,051	9,118,363	9,044,524	-0.8%	16.3%

	Quarter			% change
	1Q17	4Q17	1Q18	QoQ	YoY
Net interest income	77,255	79,937	70,787	-11.4%	-8.4%
Provision for loan losses, net of recoveries	-13,480	-16,833	-14,872	-11.7%	10.3%
Net interest income after provisions	63,776	63,104	55,915	-11.4%	-12.3%
Non financial income	25,784	29,141	35,238	20.9%	36.7%
Operating expenses	-59,213	-64,028	-62,843	-1.9%	6.1%
Translation result	-5	-43	-103	136.5%	2102.0%
Income taxes	-10,748	-9,419	-9,727	3.3%	-9.5%
Net income	19,594	18,755	18,480	-1.5%	-5.7%
L/D ratio	82.5%	79.1%	79.7%	63 bps	-286 bps
Internal overdue ratio	1.83%	1.88%	2.03%	15 bps	20 bps
NPL ratio	2.29%	2.24%	2.37%	13 bps	8 bps
Coverage of internal overdue ratio	193.4%	185.3%	169.6%	-1575 bps	-2386 bps
Coverage of NPLs	154.4%	155.3%	145.0%	-1032 bps	-935 bps
Efficiency ratio	57.4%	64.1%	63.8%	-35 bps	634 bps
ROAE	13.0%	11.9%	11.8%	-3 bps	-117 bps
Branches	51	55	55	0	1
Agentes (1)	159	230	248	-9	1
ATMs	261	270	275	5	11
Employees (1)	1,732	1,719	1,722	-6	59

(1) Figures differ from previously reported, please consider the figures presented on this report.

54

11.5	Credicorp Capital

Credicorp Capital	Quarter			% change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Net interest income	422	-9,972	-9,981	0.1%	N/A
Non-financial income	131,919	167,535	149,542	-10.7%	13.4%
Fee income	82,168	131,440	101,959	-22.4%	24.1%
Net gain on foreign exchange transactions	8,778	5,791	5,778	-0.2%	-34.2%
Net gain on sales of securities	30,796	37,684	33,898	-10.0%	10.1%
Derivative Result	803	-8,979	2,537	128.3%	215.9%
Result from exposure to the exchange rate	-728	-850	-226	-73.4%	-69.0%
Other income	10,102	2,449	5,596	128.5%	-44.6%
Operating expenses (1)	-107,971	-129,152	-112,782	-12.7%	4.5%
Operating income	24,370	28,411	26,779	-5.7%	9.9%
Income taxes	-6,074	-12,647	-5,465	-56.8%	-10.0%
Non-controlling interest (2)	-154	-182	-240	31.9%	55.8%
Net income	18,142	15,582	21,074	35.2%	16.2%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Since 4Q17 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile have 100% percentage of Correval and IM Trust, respectively.}}

55

11.6	Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	1Q17	4Q17	1Q18	QoQ	YoY
Total loans	855.5	814.1	792.5	-2.7%	-7.4%
Total investments	890.9	1,000.5	987.3	-1.3%	10.8%
Total assets	2,016.7	2,052.4	2,005.8	-2.3%	-0.5%
Total deposits	1,676.7	1,610.1	1,402.1	-12.9%	-16.4%
Net shareholder's equity	229.4	269.7	222.1	-17.7%	-3.2%
Net income	12.4	15.1	9.5	-37.0%	-23.3%

Interest earning assets

Interest earning assets *	Quarter			% change
US$ 000	1Q17	4Q17	1Q18	QoQ	YoY
Due from banks	231	184	166	-9.8%	-28.3%
Total loans	856	814	792	-2.7%	-7.4%
Investments	844	967	955	-1.3%	13.1%
Total interest earning assets	1,931	1,965	1,913	-2.7%	-0.9%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	1Q17	4Q17	1Q18	QoQ	YoY
Deposits	1,677	1,610	1,402	-12.9%	-16.4%
Borrowed Funds	30	147	290	97.6%	100.0%
Other liabilities	80	26	92	254.1%	14.5%
Total liabilities	1,787	1,783	1,784	0.1%	-0.2%

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Assets under management and Deposits (US$ Millions)

(1) Figures differ from previously reported, please consider the figures presented on this report

Portfolio distribution as of March 2018

57

11.7	Grupo Pacifico

GRUPO PACIFICO *
(S/ in thousands)

	Quarter			% change
	1Q17	4Q17	1Q18	QoQ	YoY
Balance
Total assets	10,522,957	11,405,528	11,585,825	1.6%	10.1%
Invesment on securities (1)	7,729,726	8,425,042	8,292,506	-1.6%	7.3%
Technical reserves	6,938,146	7,488,839	7,608,970	1.6%	9.7%
Net equity	2,163,338	2,849,527	2,665,814	-6.4%	23.2%
Quarterly income statement
Net earned premiums	469,005	483,483	511,859	5.9%	9.1%
Net claims	280,964	283,353	294,744	4.0%	4.9%
Net fees	126,863	133,138	140,181	5.3%	10.5%
Net underwriting expenses	12,158	20,580	33,274	61.7%	173.7%
Underwriting result	49,020	46,412	43,660	-5.9%	-10.9%
Net financial income	121,184	114,608	120,026	4.7%	-1.0%
Operating expenses	98,238	118,347	104,117	-12.0%	6.0%
Other income	11,007	38,558	11,471	-70.2%	4.2%
Traslations results	-146	-1,854	552	129.7%	477.0%
Gain (loss) from Grupo Pacífico and Banmédica agreement	6,022	4,747	8,388	76.7%	39.3%
Income tax	7,705	2,573	1,762	-31.5%	-77.1%
Income before minority interest	81,144	81,551	78,217	-4.1%	-3.6%
Non-controlling interest	9,217	1,548	2,026	30.8%	-78.0%
Net income	71,927	80,003	76,192	-4.8%	5.9%

Ratios
Ceded	17.6%	17.9%	14.2%	-370 bps	-340 bps
Loss ratio (2)	59.9%	58.6%	57.6%	-100 bps	-230 bps
Fees + underwriting expenses, net / net earned premiums	29.6%	31.8%	33.9%	210 bps	430 bps
Underwriting results / net earned premiums	10.5%	9.6%	8.5%	-110 bps	-200 bps
Operating expenses / net earned premiums	20.9%	24.5%	20.3%	-420 bps	-60 bps
ROAE (3)(4)	13.3%	11.7%	11.3%	-40 bps	-200 bps
Return on written premiums	9.9%	9.5%	9.8%	30 bps	-10 bps
Combined ratio of P&C (5)	96.5%	98.9%	105.1%	620 bps	860 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

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The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change
	1Q17	4Q17	1Q18	QoQ	YoY
Results
Net earned premiums	231,010	236,333	240,425	1.7%	4.1%
Net claims	-187,917	-199,477	-194,364	-2.6%	3.4%
Net fees	-10,604	-11,062	-10,825	-2.1%	2.1%
Net underwriting expenses	-3,154	-3,233	-3,319	2.7%	5.2%
Underwriting result	29,335	22,562	31,917	41.5%	8.8%
Net financial income	1,112	831	1,261	51.8%	13.5%
Operating expenses	-17,307	-20,356	-19,134	-6.0%	10.6%
Other income	914	818	189	-77.0%	-79.4%
Traslations results	-84	-3	-41	N/A	-50.8%
Income tax	-4,355	-1,478	-4,806	225.2%	10.3%
Net income before Medical services	9,616	2,374	9,386	295.3%	-2.4%
Net income of Medical services	13,953	16,338	17,018	4.2%	22.0%
Net income	23,569	18,712	26,404	41.1%	12.0%

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11.8	Prima AFP

Main financial indicators	Quarter			% Change
S/ 000	1Q17	4Q17	1Q18	QoQ	YoY
Total assets	950,516	882,917	925,388	4.8%	-2.6%
Total liabilities	466,091	263,716	381,755	44.8%	-18.1%
Net shareholders' equity	484,425	619,200	543,633	-12.2%	12.2%
Income from commissions	103,208	92,660	92,404	-0.3%	-10.5%
Administrative and sale expenses	(39,645)	(43,386)	(41,439)	-4.5%	4.5%
Depreciation and amortization	(6,022)	(4,637)	(4,744)	2.3%	-21.2%
Operating income	57,542	44,637	46,221	3.5%	-19.7%
Other income and expenses, net	1,160	3,004	4,812	60.2%	314.8%
Income tax	(17,059)	(17,238)	(15,768)	-8.5%	-7.6%
Net income before translation results	41,643	30,403	35,265	16.0%	-15.3%
Translations results	68	21	(8)	-138.1%	-112.0%
Net income	41,711	30,424	35,257	15.9%	-15.5%
ROAE (1)	30.6%	20.3%	24.3%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Dec 17	% share	Mar 18	% share
Fund 0	469	1.0%	530	1.1%
Fund 1	5,407	11.0%	5,500	11.0%
Fund 2	35,429	71.9%	36,010	72.2%
Fund 3	7,948	16.1%	7,837	15.7%
Total S/ Millions	49,253	100%	49,877	100%

Source: SBS

Nominal profitability over the last 12 months

	Dec 17 / Dec 16	Mar 18 / Mar 17
Fund 0	4.4%	4.2%
Fund 1	9.6%	11.2%
Fund 2	12.2%	13.8%
Fund 3	12.1%	15.5%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	4Q17	4Q17	4Q17	1Q18	1Q18	1Q18
Affiliates	1,683,123	6,604,841	25.5%	1,802,184	6,716,325	26.8%
New affiliations (1)	97,004	97,004	100.0%	115,427	115,427	100%
Funds under management (S/ Millions)	49,253	156,247	31.5%	49,877	158,763	31.4%
Collections (S/ Millions)	838	2,675	31.3%	932	2,876	32.4%
Voluntary contributions (S/ Millions)	837	1,757	47.6%	969	2,142	45.2%
RAM (S/ Millions) (2)	2,322	7,215	32.2%	2,398	7,437	32.2%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

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11.9	Table of calculations

Table of calculations [1]		
Profitability	**Net Interest Margin (NIM)**	$\frac{\text{Annualized Net Interest Income}}{\text{Average Interest Earning Assets}}$
	Net Interest Margin on loans (NIM on loans)	$\frac{\text{Annualized (Interest on loans} - \left(\text{Interest expense x} \left(\frac{\text{Average total loans}}{\text{Average Interest earning assets}}\right)\right)}{\text{Average Total Loans}}$
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	$\frac{\text{Annualized Net Interest Income} - \textit{Annualized net provisions for loan losses}}{\text{Average Interest Earning Assets}}$
	Funding cost	$\frac{\text{Annualized interest expense}}{\text{Average of total funding}^{(2)}}$
	Return on average assets (ROAA)	$\frac{\text{Annualized Net Income attributable to Credicorp}}{\text{Average Assets}}$
	Return on average equity (ROAE)	$\frac{\text{Annualized Net Income attributable to Credicorp}}{\text{Average net equity}}$
Portfolio quality	**Internal overdue ratio**	$\frac{\text{Internal overdue loans}}{\text{Gross loans}}$
	Non – performing loans ratio (NPL ratio)	$\frac{\text{Non} - \text{performing loans}}{\text{Gross loans}}$
	Coverage ratio of internal overdue loans	$\frac{\text{Allowance for loans losses}}{\text{Internal overdue loans}}$
	Coverage ratio of non – performing loans	$\frac{\text{Allowance for loans losses}}{\text{Non} - \text{performing loans}}$
	Cost of risk	$\frac{\text{Annualized net provisions for loan losses}}{\text{Gross loans}}$
Insurance	**Combined Ratio of P&C**	$\frac{\text{Net claims}}{\text{Net earned premiums}} + \frac{\text{Acquisition cost + operating expenses}}{\text{Net earned premiums}}$ Does not include Life insurance business.
	Loss Ratio	$\frac{\text{Net claims}}{\text{Net earned premiums}}$
	Underwriting Result / Net Earned Premium	$\frac{\text{Net earned premiums} - \text{Net claims} - \text{Acquisition cost}}{\text{Net Earned Premiums}}$
Operating performance	**Operating efficiency**	$\frac{\text{(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost)}}{\text{(Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned)}}$ $\frac{\text{(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost)}}{\text{Average total assets}}$
Capital Adequacy	**BIS ratio**	$\frac{\text{Regulatory Capital}}{\text{Risk} - \text{weighted assets}}$
	Tier 1 ratio	$\frac{\text{Tier 1}}{\text{Risk} - \text{weighted assets}}$
	Common Equity Tier 1 ratio	$\frac{\text{Capital + Reserves} - \text{100\% of applicable deductions}^{(3)} + \text{Retained Earnings + Unrealized gains or losses}}{\text{Risk} - \text{weighted assets}}$

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments and bonds and subordinated debt.

(3) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

Table of calculations (1) Profitability Net Interest Margin (NIM) Annualized Net Interest Income Average Interest Earning Assets Net Interest Margin on loans (NIM on loans) Annualized Net (Interest on loans – Interest Net x (Average total loans Average Interest earning assets Average Total Loans Risk-adjusted Net Interest Margin (Risk-adjusted NIM) Annualized Net Interest Income – Annualized net provisions for loan losses Average Interest Earning Assets Funding cost Annualized interest expense Average of total funding(2) Return on average assets (ROAA) Annualized Net Income attributable to Credicorp Average Assets Return on average equity (ROAE) Annualized Net Income attributable to Credicorp Average net equity Portfolio quality Internal overdue ratio Internal overdue loans Gross loans Non - performing loans ratio (NPL ratio) Non – performing loans Gross loans Coverage ratio of internal overdue loans Allowance for loans losses Internal overdue loans Coverage ratio of non - performing loans Allowance for loans losses Non – performing loans Cost of risk Annualized net provisions for loan losses Gross loans Insurance Combined Ratio of P&C Net claims + acquisition cost + operating expenses Net earned premiums net earned premiums Does not include Life insurance business. Loss Ratio Net claims Net earned premiums Underwriting Result / Net Earned Premium Net earned premiums – Net claims – Acquisition cost Net Earned Premiums Operating performance Operating efficiency (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) (Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned) (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) Average total assets Capital Adequacy BIS ratio Regulatory Capital Risk –weighted assets Tier 1 ratio Tier 1 Risk – weighted assets Common Equity Tier 1 ratio Capital + Reserves – 100% of applicable deductions(3)+ Retained Earnings + Unrealized gains or losses Risk – weighted assets

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11.10	Disclosure about the impact of IFRS 9

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”. The new requirements were applied adjusting Credicorp’s consolidated financial statements as of January 1st, 2018, the date of IFRS9 application, without re-stating the information for the year 2017.

With regards to the classification and measurement defined by IFRS 9, the requirements defined three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss. An instrument is classified depending on the objective of its business model, and if the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

The combined application of the tests of the characteristics of the contractual cash flows and business models as of January 1st, 2018 resulted in certain differences when comparing the financial assets classified under IAS 39 with the same financial assets classified under IFRS 9.

Approximately S/ 1,593.4 million of financial assets previously classified as available for sale under IAS 39 have been classified as fair value through profit or loss under IFRS 9. These assets had unrealized gains, which have been reclassified as retained earnings in the statement of changes in net equity.

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model under IAS 39 of credit losses incurred. In order to comply with the new model, it is necessary to classify each asset in one of the following phases of expected credit losses:

•	Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

•	Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

•	Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date

Additionally, for the estimation of the parameters, the current macroeconomic condition is taken into account, as well as the expected macroeconomic conditions, based on three scenarios (base, optimistic and pessimistic), which are weighted to estimate the expected loss.

The application of the new model of impairment produced an increase in the reserve for credit losses. The most significant impacts that were recognized on January 1st, 2018 are the following:

•	An increase of S/320.7 millions in the provision for credit losses and the correspondent deferred income tax of S/ 94.6 million; resulting in a reduction in retained earnings of S/226.1 millions.

•	An increase of S/68.0 millions in the provisions for investments and the correspondent deferred income tax, which is considered non-material, resulting in a reduction in retained earnings.

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, aligning the accounting of the hedging relationships more closely with the risk management activities of an entity.

62

For more detail about IFRS 9 implementation in Credicorp, please refer to the note 3(ad)(i) of the consolidated financial statements below:

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2017:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”.

Classification and measurement:

IFRS 9 establishes three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A debt instrument is classified and measured at amortized cost if: a) the objective of the business model is to maintain the financial asset, to collect the contractual cash flows, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

Likewise, a debt instrument is classified and measured at fair value through other comprehensive income if: a) the objective of the business model is to maintain the financial asset, both to collect the contractual cash flows, as well as to sell them, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

All other debt instruments that do not satisfy the above-mentioned conditions must be classified and measured at fair value through profit or loss.

An equity instrument is classified at fair value through profit or loss, unless it is not maintained for trading purposes, in which case, an entity may make an irrevocable choice at its initial recognition, to classify it at fair value through other comprehensive income, without subsequently having to reclassify it to profit or loss.

The combined application of the tests on the characteristics of contractual cash flows and business models as of January 1, 2018, resulted in certain differences when comparing financial assets classified under IAS 39 with financial assets classified under IFRS 9.

Approximately S/1,593.4 million of financial assets previously classified as available for sale under IAS 39, have been classified as investments at fair value through profit or loss under IFRS 9. These financial assets held unrealized gains, which have been reclassified to the item retained earnings of the consolidated statement of changes in equity.

With regard to liabilities, most pre-existing requirements for classification and measurement previously included in IAS 39, have not changed in IFRS 9.

Impairment:

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model “under IAS 39 of credit losses incurred”, and it is expected to result in the early recognition of credit losses.

The financial assets classified or designated at fair value through profit or loss and the capital instruments designated at fair value through other comprehensive income, are not subject to impairment assessment.

63

Model of impairment of expected credit losses -

Under IFRS 9, provisions for credit losses will be measured at each reporting date, following a three phase model of expected credit losses:

•	Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

•	Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

•	Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The reserves for credit losses of Phase 1 and Phase 2 effectively replace the general reserve determined for loans not yet identified as impaired under IAS 39, although the reserves for credit losses of Phase 3 effectively replace the general reserves determined for impaired loans.

Measurement -

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects, all according to the new regulation.

The fundamental difference between the credit loss considered as Phase 1 and Phase 2 is the horizon of PD. The estimates of Phase 1 use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and it considers the effect of the significant increase in the risk. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE” from its initials in English), given the situation of the collection process of each asset.

The above method applies to all the portfolios, with the exception of some portfolios of reduced materiality and of which there is insufficient historical depth and/or loss experience.

In these cases, simplified approaches will be applied, based on the reality of each portfolio and with reasonable supported and documented criteria.

Changes from one phase to another -

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant impairment” on the reporting date in comparison with the origination date. In this sense, the definition used considers the following criteria:

-	An account is classified in phase 2 if it has been more than N days in arrears.

-	Risk thresholds have been established based on the internal models and on relative thresholds of differences (by portfolio and risk level) in which the instrument originated.

-	The follow up, warning and monitoring systems of the risk portfolios which depend on the current risk policy in Wholesale and Retail Banking, are integrated.

Additionally, all those accounts which are classified as in default at the reporting date are considered as phase 3. The evaluations of significant risk increase, and credit impairment are carried out independently at each reporting date. Assets can move in both directions from one phase to another.

64

Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as forecasts of future economic events and conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, macroeconomic variables were included which vary between portfolios. These forecasts are for a three-year period and, additionally, there is a long-term forecast.

The estimation of the expected loss for phases 1, 2 and 3 will be a weighted estimate which considers three future macroeconomic scenarios. The basic, optimistic and pessimistic scenarios are based on macroeconomic forecasts provided by the in-house economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be pointed out that the scenario design is adjusted at least once a year and this can be done more frequently if the conditions of the environment require it.

Expected life -

For the instruments in Phase 2 or 3, the reserves for losses will cover the expected credit losses during the lifetime of the instrument. For most of the instruments, the expected lifetime is limited to the remaining life of the product, adjusted for expected future payments. In the case of revolving products, an analysis was made in order to determine what would be the expected period of life.

The application of the new impairment model generated increases in the reserve for credit losses under the new requirements. Below we present the most significant impacts that were recognized on January 1, 2018:

-	Increase in the allowance for loan losses for S/320.7 million and its corresponding deferred income tax for S/94.6 million; resulting in a reduction in the retained earnings of S/226.1 million.

-	Increase in the provision for investments for S/68.1 million and its corresponding deferred income tax, which was immaterial, resulting in a reduction in the retained earnings.

Hedging accounting:

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, align the accounting of the hedging relationships more closely with the risk management activities of an entity and permit hedging accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedging accounting.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The new classification, measurement and impairment requirements will be applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information of the comparative period.

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